

THAT'S **different**

2009 RLI CORP. ANNUAL REPORT

RLI®

DIFFERENT WORKS

TABLE OF CONTENTS



different. It's not a word you'd normally use to describe an insurance company. But at RLI, being different defines us. Whether it's our entrepreneurial culture, our disciplined underwriting, our dedication to profitability, or our employee ownership, there are so many reasons to say "That's different" when you're talking about RLI.

But it's not just about doing this differently. It's about what these differences mean for our company and our shareholders. It means that not only did we weather the economic storm of the last two years, but we remained profitable. The things that make us unique are what have allowed us to succeed in a variety of market cycles. It's a way of doing business that has paid off not just in the past year, but in the 45 years of our existence.

Although we don't look much like the RLI of 1965, the fundamental principles on which this company was founded remain in place today. They're different. And at RLI, different works.

10-YEAR CUMULATIVE SHAREHOLDER RETURN



134
136
171
233
262
319
366
374
410
365
00
01
02
03
04
05
06
07
08
09

Over the past 10 years, RLI's total return to shareholders has been significantly better than that of the S&P 500.
Assumes $100 invested on December 31, 1999, in RLI and the S&P 500, with reinvestment of dividends.
Comparison of 10-year annualized total return – RLI: 13.8%, S&P 500: -1.0%

■ RLI ■ S&P 500

STATUTORY COMBINED RATIO



100%
95.8
95.8
92.4
93.1
93.8
86.7
84.0
73.3
85.7
83.9
00
01
02
03
04
05
06
07
08
09

Underwriting profitability requires a combined ratio less than 100. Our average statutory combined ratio has beaten the industry average by 14 points over the last decade.

■ RLI ■ Industry (2009 estimated)

TOTAL ASSETS



2,735.9
2,771.3
2,626.5
2,419.4
2,538.7
05
06
07
08
09

DOLLARS IN MILLIONS

Our balance sheet remains strong despite difficult economic conditions.

DISCIPLINED. THAT'S DIFFERENT

If I had to choose a word to describe the RLI in 2009, that word would be disciplined. As the nation's economy continued to deal with the fallout of the recent downturn and recession, our focus this year was to be more efficient, to manage our exposures and expenses and to stick to our guiding principle of underwriting for profit.

Some economists have called this period the great recession. The recession has affected RLI through lower gross written premiums from cheap capacity vying for increased market share, reduced insured revenues, a downturn in property values and our reluctance to unnecessarily increase risk. We are wise to the temptation of underwriting business that is inadequately priced, and we know that when embraced, it can lead to a downward spiral. So we take the path less traveled — one of being disciplined.

Despite economic contractions, RLI focused on achieving profitability by continually reviewing and managing each of our business segments. We met with our executives and product managers throughout 2009 to understand market dynamics and develop strategies to respond to those changes. We also looked for opportunities and implemented strategies to increase overall cost efficiency and effectiveness.

PROFITABLE. THAT'S DIFFERENT.

Because of excess capacity in the insurance industry, the market continues to be soft. We believe that as an industry, the combined ratio for 2009 — a year nearly void of catastrophes — will be around 100 and is clearly trending higher. The additional deterioration of industry underwriting performance will ultimately result in pricing increases, changes in underwriting philosophies and market exits by overly aggresive competitors.

But again, RLI is different. Our results in this difficult economic and business climate have been very good. Underwriting income is positive and results are excellent — proof of the abilities of our people to adapt their strategies to changing conditions, remain focused and deliver positive results for our shareholders.

Of course, because we maintained our underwriting discipline during the year, our top-line results decreased. As the economy falters and more aggressive companies raid business with pricing we believe is less than adequate, we let it go. Gross written premiums declined 7 percent in 2009. As the economy struggled, we continued to place a strong emphasis on the quality of the accounts we underwrote. In addition, we aggressively managed claims and related loss expense, while working to protect our policyholders from the negative impact of poor loss experience.

New products we brought on last year supported our top-line results. The expansion of our business into the markets of fidelity (bonds), design professionals (architects and engineers), cyber liability (network security and privacy) and casualty coverages for environmental liability and real estate investment trusts contributed $20.3 million to our gross written premiums. Our product leaders in each of these areas have worked diligently to positively contribute to our revenue. In 2009, we also added coverages to existing product lines in addition to expanding surety geographically.

The rewards of our effectiveness in 2009 are demonstrated in an excellent GAAP combined ratio of 82.3, which was 2 percent better than 2008. RLI achieved $86.8 million of underwriting income, compared to $83.1 million on an 84.2 combined ratio in 2008. This marks our 14th consecutive year of underwriting income. Our many years of underwriting profitability are a testament to our culture and validate our reputation as an excellent underwriting company. We also benefited from a year devoid of major catastrophes.

As the financial markets rebounded, our total assets grew to exceed $2.5 billion. We maintain a high quality fixed income portfolio, and our overall investment portfolio's return for the year was 10.0 percent. Also in 2009, our net earnings increased 19 percent to $93.8 million and underwriting income increased 5 percent to $86.8 million.

FINANCIAL HIGHLIGHTS

In thousands, except combined ratio and per-share data		2009	2008	% change
Gross premiums written	$	631,200	681,169	(7.3)
Net premiums written		469,916	513,456	(8.5)
Consolidated revenue		546,552	561,012	(2.6)
Net earnings		93,845	78,676	19.3
GAAP combined ratio		82.3	84.2	(2.3)
Total shareholders' equity		832,250	708,154	17.5
Per-share data:				
Net earnings	$	4.32	3.60	20.0
Cash dividends declared		1.08	0.99	9.1
Book value		39.14	32.98	18.7
Year-end closing stock price		53.25	61.16	(12.9)
Return on equity		12.2%	10.7%	14.0

BOOK VALUE PER SHARE


27.12
31.17
34.95
32.98
39.14
05
06
07
08
09

DOLLARS PER SHARE

Since 2004, book value has grown 44 percent.

NET EARNINGS PER SHARE


4.07
5.27
7.30
3.60
4.32
05
06
07
08
09

DOLLARS PER SHARE

Each share of our stock has generated $24.56 of diluted earnings since 2004.

While our performance in these trying economic times has been remarkable, our long-term business success and return to shareholders are truly extraordinary. In the last decade, the average shareholder in S&P 500 stocks lost 9 percent after dividends, while shareholders of RLI achieved a 265 percent increase in value including dividends. Our employees and shareholders can be proud of these results by any measure.

Again this year, our A+ ratings were reaffirmed by A.M. Best and Standard & Poor's. We are also proud to have been named again as one of the insurance industry's top performing companies by the Ward's 50 Top Performers List. RLI is one of only five property and casualty insurers — from over 3,100 companies, to be recognized every year since the list's inception 19 years ago.

EMPOWERED. THAT'S DIFFERENT

There are many things about RLI that make it possible for us to achieve the results we experience year after year. But what it really boils down to is our people — and the entrepreneurial culture in which they thrive.

We have the industry's best underwriting, claims and support talent. They work in an environment that empowers them with the freedom and authority to make decisions, and the resources to make things happen for our customers and our company. Our employees are supported by executives who have decades of experience in this industry. And when they succeed, we reward them.

Our underwriters have a compensation structure that rewards them for achieving underwriting profit — profits that are then returned to our shareholders. So they'll grow their business when it makes sense and walk away from business that is inadequately priced. And because of our Employee Stock Ownership Plan (ESOP), every employee of RLI is also an owner, and a shareholder, in this company. It shows in their commitment to going above and beyond to make the operation a success.

OPTIMISTIC. THAT'S DIFFERENT.

Although many economists have declared this recession over, its lingering effects will likely continue to chip away at commercial property and casualty premiums through 2010. But not only am I confident in our abilities to respond to the challenges in the year ahead, I'm optimistic that we will continue to succeed as we rely upon the proven expertise and talent of our people to serve our customers, achieve profitability and seek new opportunities for growth.

As the world changes, RLI will change as well. We'll add new products and new divisions, and exit those that don't perform to our standards. That flexibility is one of the things that make us different. As always, we will maintain our discipline and approach every opportunity for growth with profitability as the goal. We're continue to seek product and market opportunities that fit our model of profitable underwriting.

We have a very solid foundation and a strong balance sheet, which position us well for changes in our markets. I am optimistic about the prospects 2010 will bring and I'm certain we will continue to successfully respond to future challenges that come our way.

We were a different RLI in the first decade of the 2000s than we were in the 1990s. And we'll see a different RLI in the next decade. However, we'll remain disciplined and continue the culture of success started over 45 years ago — a foundation that's different. A foundation that works.



Jonathan E. Michael
PRESIDENT & CEO
FEBRUARY 24, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

RLI Corp. underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group. As a "niche" company, we offer specialty insurance coverages designed to meet specific insurance needs of targeted insured groups and underwrite particular types of coverage for certain markets that are underserved by the insurance industry, such as our difference in conditions coverages or oil and gas surety bonds. We also provide types of coverages not generally offered by other companies, such as our stand-alone personal umbrella policy. The excess and surplus market, which unlike the standard admitted market, is less regulated and more flexible in terms of policy forms and premium rates, provides an alternative for customers with hard-to-place risks. When we underwrite within the surplus lines market, we are selective in the line of business and type of risks we choose to write. Using our non-admitted status in this market allows us to tailor terms and conditions to manage these exposures more effectively than our admitted counterparts. Often the development of these specialty insurance coverages is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients. Once a proposal is submitted, underwriters determine whether it would be a viable product in keeping with our business objectives.

The foundation of our overall business strategy is to underwrite for profit in all marketplaces, and we have achieved this for 14 consecutive years, averaging an 88.1 combined ratio over that period of time. This foundation drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio and long-term appreciation in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly rated, diversified, liquid investment-grade securities. Regular underwriting income allows a portion of our shareholders' equity to be invested in equity securities. Our equity portfolio consists of a core stock portfolio weighted toward dividend-paying stocks, as well as exchange traded funds (ETFs). Private equity investments, primarily our minority ownership in Maui Jim, Inc. (Maui Jim), have also enhanced overall returns. We have a diversified investment portfolio and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security. Despite fluctuations of realized and unrealized gains and losses in the equity portfolio, our investment in equity securities as part of a long-term asset allocation strategy has contributed significantly to our historic growth in book value.

We measure the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written, and profitability is analyzed through combined ratios, which are further subdivided into their respective loss and expense components. The combined ratios represent the income generated from our underwriting segments.

The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, multi-peril program business and other specialty coverage, such as our professional liability for architects and engineers. In addition, we provide employers' indemnity and in-home business owner's coverage. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment primarily includes commercial fire, earthquake, difference in conditions, marine, facultative reinsurance and, in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by limiting the total policy limits written in a particular region, by purchasing reinsurance, and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small-to-large commercial and small contract surety coverages, as well as those for the energy (plugging and abandonment of oil wells), petrochemical and refining industries. We offer miscellaneous bonds, including license and permit, notary and court bonds. We also offer fidelity and crime coverage for commercial insureds and select financial institutions. Often, our surety coverages involve a statutory requirement for bonds. While these bonds have maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions or the deterioration of a contractor's financial condition. As such, this line has historically produced marginally higher loss ratios than other surety lines.

The insurance marketplace softened over the last several years, meaning that the marketplace became more competitive and prices were falling even as coverage terms became less restrictive. Nevertheless, we believe that our business model is geared to create underwriting income by focusing on sound underwriting discipline. Our primary focus will continue to be on underwriting profitability as opposed to premium growth or market share measurements.

GAAP AND NON-GAAP FINANCIAL PERFORMANCE METRICS

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP (generally accepted accounting principles in the United States of America) presentation of net income and certain statutory reporting information, we show certain non-GAAP financial measures that we believe are valuable in managing our business and drawing comparisons to our peers. These measures are underwriting income, gross premiums written, net premiums written, combined ratios and net unpaid loss and settlement expenses.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures and explanations of their importance to our operations.

Underwriting Income

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs and insurance operating expenses from net premium earned. Each of these captions is presented in the statements of earnings but not subtotaled. However, this information is available in total and by segment in note 11 to the financial statements, regarding operating segment information. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, net realized gains/losses on investments, general corporate expenses, debt costs and unconsolidated investee earnings.

Gross Premiums Written

While net premiums earned is the related GAAP measure used in the statements of earnings, gross premiums written is the component of net premiums earned that measures insurance business produced before the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an overall gauge of gross business volume in our insurance underwriting operations with some indication of profit potential subject to the levels of our retentions, expenses and loss costs.

Net Premiums Written

While net premiums earned is the related GAAP measure used in the statements of earnings, net premiums written is the component of net premiums earned that measures the difference between gross premiums written and the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an indication of retained or net business volume in our insurance underwriting operations. It provides some indication of profit potential subject to our expenses and loss costs.

Combined Ratio

This ratio is a common industry measure of profitability for any underwriting operation, and is calculated in two components. First, the loss ratio is losses and settlement expenses divided by net premiums earned. The second component, the expense ratio, reflects the sum of policy acquisition costs and insurance operating expenses, divided by net premiums earned. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting income or loss. For example, a combined ratio of 85 implies that for every $100 of premium we earn, we record $15 of underwriting income.

Net Unpaid Loss and Settlement Expenses

Unpaid losses and settlement expenses, as shown in the liabilities section of our balance sheet, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, reinsurance balances recoverable on unpaid losses and settlement expense, is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses and is commonly referred to in our disclosures regarding the process of establishing these various estimated amounts.

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation and other-than-temporary impairment (OTTI), recoverability of reinsurance balances, deferred policy acquisition costs and deferred taxes.

CRITICAL ACCOUNTING POLICIES

LOSSES AND SETTLEMENT EXPENSES

Overview

Loss and loss adjustment expense (LAE) reserves represent our best estimate of ultimate amounts for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to us. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates and actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to us, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability, and many other factors. In establishing reserves, we also take into account estimated recoveries, reinsurance, salvage and subrogation. The reserves are reviewed regularly by a team of actuaries we employ.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, claim personnel, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for loss and LAE is difficult to estimate. Loss reserve estimations also differ significantly by coverage due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled. We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

Due to inherent uncertainty underlying loss reserve estimates, including, but not limited to, the future settlement environment, final resolution of the estimated liability may be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved — favorable or unfavorable.

The amount by which estimated losses differ from those originally reported for a period is known as "development." Development is unfavorable when the losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable developments of loss reserves in the results of operations in the period the estimates are changed.

We record two categories of loss and LAE reserves — case-specific reserves and IBNR reserves.

Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve. This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling a particular claim. The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel, our reserving practices and experience, and the knowledge of such personnel regarding the nature and value of the specific type of claim. During the life cycle of a particular claim, more information may materialize that causes us to revise the estimate of the ultimate value of the claim either upward or downward. We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim. The amount of the individual claim reserve will be adjusted accordingly and is based on the most recent information available.

We establish IBNR reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to us; claims that have been reported to us that may ultimately be paid out differently than expected by our case-specific reserves; and claims that have been paid and closed, but may reopen and require future payment.

Our IBNR reserving process involves three steps including an initial IBNR generation process that is prospective in nature; a loss and LAE reserve estimation process that occurs retrospectively; and a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates which includes changes in our provisions for IBNR where deemed appropriate. These three processes are discussed in more detail in the following sections.

LAE represents the cost involved in adjusting and administering losses from policies we issued. The LAE reserves are frequently separated into two components: allocated and unallocated. Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim or case. Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claims professional typically estimates this cost separately from the loss component in the case reserve. Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim. An example of ULAE would be the cost of an internal claims examiner to manage or investigate a reported claim.

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, general counsel and other selected executives. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses. Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2009, make a reasonable provision to meet our future obligations.

Initial IBNR Generation Process

Initial carried IBNR reserves are determined through a reserve generation process. The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and ALAE liabilities. For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period. The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product. Paid and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserve is determined by an IBNR percentage applied to the last 12 months' premium earned. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR reacts more rapidly to the actual loss emergence and is more appropriate for our property products where final claim resolution occurs quickly.

We do not reserve for natural or man-made catastrophes until an event has occurred. Shortly after such occurrence, we review insured locations exposed to the event, model loss estimates based on our own exposures, industry loss estimates of the event, and we also consider our knowledge of frequency and severity from early claim reports to determine an appropriate reserve for the catastrophe. These reserves are reviewed frequently based on actual losses reported and appropriate changes to our estimates are made to reflect the new information.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for mix and price change and loss cost inflation. The initial loss and ALAE ratios also reflect some provision for estimation risk. We consider estimation risk by segment and product line. A segment with greater overall volatility and uncertainty has greater estimation risk. Characteristics of segments and products with higher estimation risk include but are not limited to the following:

- Significant changes in underlying policy terms and conditions,
- A new business or one experiencing significant growth and/or high turnover,
- Small volume or lacking internal data requiring significant reliance on external data,
- Longer emergence patterns with exposures to latent unforeseen mass tort,
- High severity and/or low frequency,
- Operational processes undergoing significant change, and/or
- High sensitivity to significant swings in loss trends or economic change.

The historical and prospective loss and ALAE estimates along with the risks listed are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes and prevailing risk factors. The LRC makes all final decisions regarding changes in the initial loss and ALAE ratios.

Loss and LAE Reserve Estimation Process

A full analysis of our loss reserves takes place at least semi-annually. The purpose of these analyses is to provide validation of our carried loss reserves. Estimates of the expected value of the unpaid loss and LAE are derived using actuarial methodologies. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claims expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims including paid amounts and individual claim adjuster estimates are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns which are used in the analysis of ultimate claim liabilities. For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For our new products, as well as for executive products and marine business, we utilize external data extensively.

In addition to the review of historical claim reporting and payment patterns, we also incorporate an estimate of expected losses relative to premium by year into the analysis. The expected losses are based on a review of historical loss performance, trends in frequency and severity, and price level changes. The estimation of expected losses is subject to judgment including consideration given to internal and industry data available, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions and changes in reinsurance structure.

We use historical development patterns, estimations of the expected loss ratios and standard actuarial methods to derive an estimate of the ultimate level of loss and LAE payments necessary to settle all the claims occurring as of the end of the evaluation period. Once an estimate of the ultimate level of claim payments has been derived, the amount of paid loss and LAE and case reserve through the evaluation date is subtracted to reveal the resulting level of IBNR.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves. Other supplementary methodologies are incorporated as deemed necessary. Mass tort and latent liabilities are examples of exposures where supplementary methodologies are used. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and the actuaries assign weight to each based on the characteristics of the product being reviewed. The result is a single actuarial point estimate by product, by accident year.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerges. This could occur as a result of change in loss development patterns, a revision in expected loss ratios, the emergence of exceptional loss activity, a change in weightings between actuarial methods, the addition of new actuarial methodologies or new information that merits inclusion, or the emergence of internal variables or external factors that would alter our view.

There is uncertainty in the estimates of ultimate losses. Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

- Loss payment patterns,
- Loss reporting patterns,
- Frequency and severity trends,
- Underlying policy terms and conditions,
- Business or exposure mix,
- Operational or internal process changes affecting timing of recording transactions,
- Regulatory and legal environment, and/or
- Economic environment.

Our actuaries engage in discussions with senior management, underwriting and the claims department on a regular basis to attempt to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with material uncertainty. Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimate selected by various qualified experts may differ materially from each other. We consider this uncertainty by examining our historic reserve accuracy and through an internal peer review process.

Given the substantial impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and reasonability checks. We have incorporated data validity checks and balances into our front-end processes. Data anomalies are researched and explained to reach a comfort level with the data and results. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

Determination of Our Best Estimate

Upon completion of our full loss and LAE estimation analysis, the results are discussed with the LRC. As part of this discussion, the analysis supporting an indicated point estimate of the IBNR loss reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated point estimate. A review of the resulting variance between the indicated reserves and the carried reserves determined from the initial IBNR generation process takes place. Quarterly, we also consider the most recent actual loss emergence compared to the expected loss emergence derived using the last full loss and LAE analyses. After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment.

As a predominantly excess and surplus lines and specialty insurer servicing niche markets, we believe there are several reasons to carry — on an overall basis — reserves above the actuarial point estimate. We believe we are subject to above-average variation in estimates and that this variation is not symmetrical around the actuarial point estimate.

One reason for the variation is the above-average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market writer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater-than-average variation in the actuarial point estimates.

Actuarial methods attempt to quantify future events. Insurance companies are subject to unique exposures that are difficult to foresee at the point coverage is initiated and, often, many years subsequent. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond that which was intended or contemplated at the time the policy was issued. Many of these policies are issued on an "all risk" and occurrence basis. Aggressive plaintiff attorneys have often sought coverage beyond the insurer's original intent. Some examples would be the industry's ongoing asbestos and environmental litigation, court interpretations of exclusionary language for mold and construction defect, and debates over wind versus flood as the cause of loss from major hurricane events.

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial point estimate. Most of our variance between the carried reserve and the actuarial point estimate is in the most recent accident years for our casualty segment where the most significant estimation risks reside. These estimation risks are considered when setting the initial loss ratio for the product and segment. In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods. It is also possible that the risks materialize above the amount we considered when booking our initial loss reserves. In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of our loss and LAE reserves may change depending on a revision in the actuarial point estimate, the actuary's certainty in the estimates and processes, and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and refine them by adopting industry best practices where appropriate. A detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information, is performed annually.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. We believe our loss reserving processes reflect industry best practices and our methodologies result in a reasonable provision for reserves as of December 31, 2009.

INVESTMENT VALUATION AND OTTI

Throughout each year, we and our investment managers buy and sell securities to achieve investment objectives in accordance with investment policies established and monitored by our board of directors and executive officers.

We classify our investments in debt and equity securities with readily determinable fair values into one of three categories. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains/losses recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes. Trading securities are carried at fair value with unrealized gains/losses included in earnings.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are some of the key factors we consider for determining if a security is other-than-temporarily impaired:

- The length of time and the extent to which the fair value has been less than cost,
- The probability of significant adverse changes to the cash flows on a fixed income investment,
- The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, or the issuer proposing a voluntary reorganization which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims,
- The probability that we will recover the entire amortized cost basis of our fixed income securities, or
- For our equity securities, our expectation of recovery to cost within a reasonable period of time.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security's fair value being below cost and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our intent and ability to hold the fixed income securities to maturity or the equity securities until forecasted recovery. In addition, we consider price declines of securities in our OTTI analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Key factors that we consider in the evaluation of credit quality include:

- Changes in technology that may impair the earnings potential of the investment,
- The discontinuance of a segment of the business that may affect the future earnings potential,
- Reduction or elimination of dividends,
- Specific concerns related to the issuer's industry or geographic area of operation,
- Significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and
- Downgrade in credit quality by a major rating agency.

For mortgage-backed securities and asset-backed securities that have significant unrealized loss positions and major rating agency downgrades, credit impairment is assessed using a cash flow model that estimates likely payments using security-specific collateral and transaction structure. All our mortgage-backed and asset-backed securities remain AAA rated by the major rating agencies and the fair value is not significantly less than amortized cost. In addition, the current cash flow assumptions are the same assumptions used at purchase which reflects no credit issues at this time.

Under current accounting standards, an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell a security, (2) it is more-likely-than-not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more-likely-than-not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security's amortized cost and its fair value. If an entity does not intend to sell the security or it is not more-likely-than-not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income.

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold equity securities in an unrealized loss position. For fixed income securities, we consider our intent to sell a security (which is determined on a security-by-security basis) and whether it is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis. Significant changes in these factors could result in a charge to net earnings for impairment losses. Impairment losses result in a reduction of the underlying investment's cost basis.

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements, Securities and Exchange Commission filings, A.M. Best and S&P rating developments and insurance industry developments that may impact the financial condition of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

DEFERRED POLICY ACQUISITION COSTS

We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

DEFERRED TAXES

We record net deferred tax assets to the extent temporary differences representing future deductible items exceed future taxable items. A significant amount of our deferred tax assets relate to expected future tax deductions arising from claim reserves and future taxable income related to changes in our unearned premium.

Since there is no absolute assurance that these assets will be ultimately realized, management reviews our deferred tax positions to determine if it is more-likely-than-not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. If after conducting the periodic review, management determines that the realization of the tax asset does not meet the more-likely-than-not criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. In addition, management must make estimates of the tax rates expected to apply in the periods in which future taxable items are realized. Such estimates include determinations and judgments as to the expected manner in which certain temporary differences, including deferred amounts related to our equity method investment, will be recovered and thereby the applicable tax rates. These estimates are subject to change based on the circumstances.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in tax expense.

Additional discussion of other significant accounting policies may be found in note 1 to the financial statements.

RESULTS OF OPERATIONS

Consolidated revenue, as displayed in the table that follows, totaled $546.6 million for 2009, compared to $561.0 million in 2008 and $652.3 million in 2007.

CONSOLIDATED REVENUE (in thousands)	Year ended December 31, 2009	2008	2007
Net premiums earned	$491,961	$528,764	$544,478
Net investment income	67,346	78,986	78,901
Net realized investment gains (losses)	(12,755)	(46,738)	28,966
Total consolidated revenue	$546,552	$561,012	$652,345

Revenue was down in 2009 and 2008, as premiums earned from insurance operations declined and investment results were negatively impacted by a declining interest rate environment and turmoil in the financial markets. Net premiums earned declined 7 percent in 2009, following a 3 percent decline in 2008. Both periods were impacted by the results of our casualty segment, which was affected by the weak economy and continued rate softening. Declines in casualty premium served to more than offset increased premium writings of our property and surety segments and the subsequent earning of that premium as revenue. Investment income declined in 2009 as a result of lower reinvestment rates, dividend cuts and changes in asset allocation. In 2008, while interest rates were declining, investment income had remained flat due to shift in asset mix toward higher-yielding securities (preferred stock and high-yield municipal bond fund). During 2009, we recorded $12.8 million in net realized investment losses. Turmoil in the equity and financial markets, which began in the last half of 2008, continued through the first part of 2009 and resulted in the recognition of additional investment losses, primarily from other-than-temporarily impaired securities. During 2008, we recorded $46.7 million in net realized investment losses, primarily from other-than-temporarily impaired securities. Impairment charges were recorded on a high-yield municipal bond fund and securities in the financial sector, as the credit crisis and financial turmoil negatively impacted fixed income and equity values in the latter half of 2008. In 2007, realized gains, associated with the sale of certain equity securities deemed to have reached their full potential, contributed significantly to revenue.

NET EARNINGS (in thousands)	Year ended December 31, 2009	2008	2007
Underwriting income	$ 86,785	$ 83,063	$155,765
Net investment income	67,346	78,986	78,901
Net realized investment gains (losses)	(12,755)	(46,738)	28,966
Debt interest	(6,050)	(6,704)	(6,997)
Corporate expenses	(7,941)	(6,853)	(9,474)
Investee earnings	5,052	4,844	7,315
Pretax earnings	$132,437	$106,598	$254,476
Income tax	(38,592)	(27,922)	(78,609)
Net earnings	$ 93,845	$ 78,676	$175,867

Net earnings increased in 2009, following a decline in 2008, which was severely impacted by net realized investment losses. Net earnings for 2007 represented an earnings record for the company. Results for 2009 and 2007 benefited from benign catastrophe seasons, while results for 2008 were impacted by $24.0 million in hurricane losses. Underwriting income for all three periods benefited from favorable emergence on prior accident years' reserves.

Underwriting income was $86.8 million in 2009, compared to $83.1 million in 2008 and $155.8 million in 2007. The result for each of these periods was the product of disciplined underwriting in the current accident year, coupled with favorable development on prior accident years' reserves. In a soft market, as we have seen in the past several years, disciplined underwriting can result in a reduction in premium revenue. This discipline, however, can differentiate us from the broader insurance market by ensuring more adequate pricing of both new and renewal business and can serve to slow the pace of deterioration in underwriting results. In 2009, we experienced $66.6 million in favorable development on prior accident years' reserves, compared to favorable development of $62.3 million in 2008 and $105.2 million in 2007. Further discussion of reserve development can be found in note 6 to the financial statements.

Bonuses earned by executives, managers and associates are predominately influenced by corporate performance, including operating earnings and return on capital. Return on capital measures comprehensive earnings against a minimum required return on capital. Return on capital is the sole measure of executive bonus achievement and represents nearly one third of all manager and associate bonus targets. Bonus and profit sharing-related expenses attributable to operating earnings were increased in 2009, 2008 and 2007 due to the aforementioned favorable reserve developments. In addition, the level of comprehensive earnings (loss) achieved impacted bonus and profit sharing amounts earned. Comprehensive earnings were $156.1 million in 2009, compared to a comprehensive loss of $1.9 million in 2008 and comprehensive earnings of $166.4 million in 2007. As a result of comprehensive earnings and the improved return on capital in 2009, bonus and profit sharing amounts increased $11.7 million. In 2008, the comprehensive loss resulted in the elimination of bonus and profit-sharing amounts earned based on return on capital. Performance-related expenses impact policy acquisition, insurance operating and general corporate expenses line items in the financial statements. While performance-related expenses increased in 2009, expense control efforts began in 2008 and were continued in 2009. These efforts resulted in reductions to non-acquisition/non-production expenses, which served to reduce the amount of insurance operating and general corporate expenses recorded.

Over the past several years, we have invested in our capacity to produce premium. We have expanded our geographic footprint of existing products by adding underwriters and entering new markets, and we have hired teams of underwriters to start new products. As a result, our policy acquisition costs, which include the expenses associated with this expansion, represent an increased percentage of net premiums earned in both 2009 and 2008. We believe this investment has positioned us well to capitalize on future market opportunities.

Equity in earnings of unconsolidated investee (Maui Jim) increased in 2009, after declining in 2008. Investee results for both periods were affected by the economic slowdown and ensuing effect on consumer discretionary spending. Results for 2008, however, were also impacted by foreign exchange losses.

RLI INSURANCE GROUP

In general, we have experienced continued softening in the marketplace over the last several years. As reflected in the following table, premium writings were down in 2009 and 2008. Increased competition and capacity in the marketplace have resulted in rate declines, particularly in our casualty segment. In addition to the general soft pricing environment, the weak economy has put additional pressure on exposure bases. Insurance premiums in our markets are heavily dependent on our customer revenues, values transported, miles traveled and number of new projects initiated. While declines in these factors reduce insured exposure, they have a corresponding decrease to premiums written. Overall, casualty writings declined 17 percent in 2009, following a decline of 13 percent in 2008. On the property side, premium increased 3 percent in 2009, after declining in 2008. The result for 2009 was driven by increased premium in facultative reinsurance, a new coverage launched in 2007. Our surety segment posted increased premium in 2009 and 2008. We hired a team of fidelity underwriters in late 2008 and have added underwriters and expanded geographically in miscellaneous and contract surety.

Our underwriting income and combined ratios are displayed in the tables below. Solid underwriting results for the casualty and surety segments were magnified by favorable development on prior accident years' loss reserves in each of the last three years. The property segment was impacted by hurricane losses in 2008, while 2009 and 2007 benefited from light hurricane seasons. Property results for 2009, however, were negatively impacted by unfavorable loss experience on current and prior accident years for marine coverages. The following table and narrative provide a more detailed look at individual segment performance over the last three years.

GROSS PREMIUMS WRITTEN	Year ended December 31,		
(in thousands)	2009	2008	2007
Casualty	$333,059	$403,337	$462,591
Property	207,444	200,794	206,041
Surety	90,697	77,038	70,702
Total	$631,200	$681,169	$739,334

UNDERWRITING INCOME (in thousands)	2009	2008	2007
Casualty	$51,488	$46,507	$101,863
Property	23,261	15,813	30,569
Surety	12,036	20,743	23,333
Total	$86,785	$83,063	$155,765

COMBINED RATIO	2009	2008	2007
Casualty	80.6	85.2	70.3
Property	85.0	89.3	77.9
Surety	83.2	69.7	62.8
Total	82.3	84.2	71.4

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

	Year ended December 31,		
(in thousands)	2009	2008	2007
CASUALTY			
General liability	$115,439	$140,891	$167,876
Commercial and personal umbrella	62,388	65,091	66,281
Commercial transportation	42,185	46,710	49,119
Specialty program business	21,577	38,340	38,510
Executive products	15,553	13,846	12,029
Other	7,879	8,603	9,587
Total	$265,021	$313,481	$343,402
PROPERTY			
Commercial property	$ 81,828	$ 85,271	$ 92,634
Marine	52,470	48,166	32,868
Other property	21,005	13,426	12,865
Total	$155,303	$146,863	$138,367
SURETY	$ 71,637	$ 68,420	$ 62,709
Grand total	$491,961	$528,764	$544,478

Casualty

Casualty gross premiums written of $333.1 million were down 17 percent in 2009 following a decline of 13 percent in 2008 and 9 percent decline in 2007. Premiums declined on all mature coverages, due to the soft pricing environment and weak economy. General liability, our largest product in this segment, posted gross premiums written of $116.0 million, down 17 percent from 2008 and 34 percent from 2007. Rates are down 5 percent in 2009, following declines of 12 percent in 2008 and 2007. In addition, nearly half of the general liability book is construction-related. The significant reduction in construction activity, due to the weak economy, and continued rate deterioration has reduced premiums and exposures. While rates have deteriorated, this coverage continued to sustain profitable results. Commercial umbrella, personal umbrella and transportation also sustained declines in gross premiums written in 2009, down 24 percent, 3 percent and 9 percent, respectively, due to continued rate and exposure declines. The weak economy has resulted in umbrella insureds forgoing the purchase of excess limits in some instances and reducing limits in others. For transportation, miles driven and trucking revenues are down, and insureds are buying less coverage. In addition to the impact of the economy and soft pricing, there were targeted reductions in premiums for other casualty coverages. Gross premiums written for specialty program business declined $34.4 million, or 75 percent, in 2009. Adverse loss experience on specialty programs resulted in our re-underwriting this business, including exiting certain unprofitable programs and scaling back others. In addition, our deductible buy-back coverage was discontinued in 2008. Despite competitive pressures in the casualty segment, we remained disciplined in writing only those accounts that we believe will provide adequate returns. The soft marketplace is likely to continue to challenge our ability to grow premium in this segment in 2010.

Underwriting income for the casualty segment was $51.5 million in 2009, compared to $46.5 million in 2008 and $101.9 million in 2007. These results translated into combined ratios of 80.6, 85.2 and 70.3, respectively. Favorable development on prior accident years' loss reserves totaled $65.5 million, $50.6 million and $87.4 million, respectively, for 2009, 2008 and 2007. This favorable emergence was concentrated in accident years 2003 through 2008, with the more recent years representing a larger portion of the release. In each of these years, actuarial studies indicated that cumulative experience attributable to some casualty coverages for mature accident years was lower than the reserves booked, resulting in the release of reserves. The 2007 result was further impacted by a detailed analysis of recent favorable loss trends and reserve risk factors. This review resulted in certain refinements to our reserving methodologies. This and the increased stability in our business in more recent years diminished the needed level of carried reserves above the actuarial point estimate. Over half of the favorable prior years' loss development recorded in 2007 was the result of this detailed assessment and resulting reductions to our booked reserves.

The segment's loss ratio was 46.3 in 2009 compared to 54.2 in 2008 and 39.6 in 2007. Each year benefited from favorable reserve development on prior accident years. Current accident year loss ratios, however, have increased. In establishing expected loss ratios for a current accident year, we reflect historical loss experience, historical and projected rate changes, and historical and projected loss cost inflation. While favorable loss trends have partially mitigated the impact, the continued decline in rates has resulted in increased loss ratio estimates on current accident years. The expense ratio for the casualty segment was 34.3 in 2009 compared to 31.0 in 2008 and 30.7 in 2007. The decline in net premiums earned has resulted in reduced leverage on acquisition and other insurance operating expenses.

Property

Gross premiums written in the property segment increased 3 percent in 2009 after posting a decline of 3 percent in 2008 and a decline of 9 percent in 2007. The increase in 2009 is largely the result of increased facultative reinsurance premium, which posted $11.6 million in gross premiums written, compared to $4.8 million in 2008. In addition, commercial property increased in 2009, as rates on catastrophe exposed business improved. Increased catastrophe rates enabled us to grow premiums while reducing exposures and improving geographic spread of risk. After declining due to two consecutive years (2007 and 2006) of benign hurricane activity, wind rates were up in excess of 20 percent in 2009. In addition, rates charged for earthquake coverage increased during 2009, and we focused on insuring risks that provided the best risk/reward trade off and on continuing to reduce our overall exposure to this peril. Earthquake exposure has declined in each of the last three years. While still providing an adequate return in 2008 and 2007, wind and earthquake rates were softer in those years, resulting in lower premiums written. Partially offsetting the increased production in facultative reinsurance and higher rates in commercial property, gross premiums written for marine declined 5 percent in 2009. This decline followed increased writings in both 2008 and 2007. Marine experienced adverse loss experience, particularly in hull (liability) and protection and indemnity coverages, and consequently, we took certain underwriting actions with respect to these coverages including non-renewing much of the commercial tug and tow portfolio, where a majority of losses were originating, as well as re-underwriting excess liability coverages. As a result, gross premiums written declined in 2009.

Underwriting income was $23.3 million in 2009, compared to income of $15.8 million in 2008 and $30.6 million in 2007. The segment's results translated into combined ratios of 85.0, 89.3 and 77.9, respectively for 2009, 2008 and 2007. Results for 2009 benefited from a benign catastrophe season and a low loss ratio on non-catastrophe exposed commercial fire business. Partially offsetting these factors, however, was unfavorable loss experience on current and prior accident years for marine. This development is primarily attributable to the commercial tug and towing class that impacts both hull and protection and indemnity coverages. As discussed previously, underwriting action, including the non-renewal of unprofitable accounts, was initiated in late 2008 and continued in 2009. As a direct result of poor underwriting results, reserves were increased on current and prior accident years. During 2009, marine experienced $11.4 million of adverse development (reserve additions) on prior accident years, with the 2008 accident year receiving the largest increase. On a positive note, reserves for the 2008 hurricanes and run-off construction business have continued to trend favorably, resulting in reserve take-downs. In 2008, underwriting income included $22.8 million in losses associated with Hurricanes Gustav and Ike, which more than offset the improved loss performance of non-wind commercial fire accounts during that year. Results for 2007 benefited from a benign hurricane season, a decline in losses from tornadoes and hail storms, as well as lower frequency and severity of commercial fire losses.

Surety

Gross premiums written for surety have increased in each of the last three years and net premiums earned followed suit, improving by 5 percent in 2009, 9 percent in 2008 and 6 percent in 2007. Investment in capacity, through underwriter additions and geographic expansion, fueled premium growth in contract and miscellaneous surety. In addition, we established a new fidelity division in late 2008 focusing on fidelity and crime coverage for commercial insureds and select financial institutions. While these investments resulted in increased acquisition costs, loss ratios remained low, resulting in positive underwriting income.

Underwriting income totaled $12.0 million in 2009, compared to $20.7 million in 2008 and $23.3 million in 2007. After doubling in 2007, underwriting income declined modestly in 2008 and declined further in 2009, but represented excellent results for this segment. Premium growth was achieved while maintaining underwriting discipline. Positive results on the current accident year were amplified by favorable development on prior accident years. In 2009, favorable development on prior accident years' loss reserves totaled $4.5 million, compared to $5.1 million in 2008 and $11.1 million in 2007. Given the short-tail nature of surety losses, the majority of favorable reserve development occurs in the most recent accident years. Additionally, for 2007, increased favorable development was the result of our actuarial risk reassessment and reflection of significantly lower reserve risk, following continued favorable loss trends and further progress on the Commercial Money Center litigation, which was settled during 2008.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2009, net investment income decreased by 15 percent due to changes in asset allocation, a falling interest rate environment as well as dividend reductions. The average annual yields on our investments were as follows for 2009, 2008 and 2007:

	2009	2008	2007
PRETAX YIELD			
Taxable (on book value)	**5.03%**	5.58%	5.46%
Tax-exempt (on book value)	**3.79%**	3.99%	4.07%
Equities (on fair value)	**2.72%**	3.81%	3.03%
AFTER-TAX YIELD			
Taxable (on book value)	**3.27%**	3.63%	3.55%
Tax-exempt (on book value)	**3.59%**	3.78%	3.85%
Equities (on fair value)	**2.33%**	3.27%	2.60%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities are subject to our corporate tax rate of 35 percent, our tax-exempt municipal securities are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2009, the average after-tax yield on the fixed income portfolio declined to 3.4 percent from the 3.7 percent yield in 2008. During the year, we focused on purchasing high-quality fixed income investments, primarily in the 5 to 15 year range of the yield curve.

The fixed income portfolio increased by $211.3 million during the year. This portfolio had net realized gains of $6.7 million and a tax-adjusted total return on a mark-to-market basis of 8.8 percent. Our equity portfolio decreased by $24.1 million during 2009 due to sales associated with changes in asset allocation, to $262.7 million. As of December 31, 2009, our equity portfolio had net unrealized gains of $85.0 million. The total return for the year on the equity portfolio was 18.5 percent.

Our investment results for the last five years are shown in the following table:

(in thousands)

	Average Invested Assets[1]	Net Investment Income[2][3]	Net Realized Gains (Losses)[3]	Change in Unrealized Appreciation [3][4]	Annualized Return on Avg. Invested Assets	Tax Equivalent Annualized Return on Avg. Invested Assets
2005	1,633,755	61,641	16,354	(35,788)	2.6%	3.3%
2006	1,763,016	71,325	31,045	34,395	7.8%	8.6%
2007	1,834,009	78,901	28,966	(14,650)	5.1%	5.9%
2008	1,749,303	78,986	(46,738)	(123,607)	-5.2%	-4.5%
2009	**1,755,665**	**67,346**	**(12,755)**	**95,281**	**8.5%**	**9.0%**
5-yr Avg.	$1,747,150	$71,640	$3,374	$(8,874)	3.8%	4.5%

[1] Average amounts at beginning and end of year.
[2] Investment income, net of investment expenses.
[3] Before income taxes.
[4] Relates to available-for-sale fixed income and equity securities.

We realized $12.8 million in net investment losses in 2009 relating mostly to OTTI. Included in this number is $19.4 million in net realized losses in the equity portfolio, $6.7 million in net realized gains in the fixed income portfolio, and other realized losses of $0.1 million. In 2008, we realized $46.7 million in net investment losses. We realized $38.7 million in net realized losses in the equity portfolio, $8.2 million in net realized losses in the fixed income portfolio, and other realized gains of $0.2 million. In 2007, we realized net investment gains of $29.0 million. Included in this number are net realized gains of $29.9 million in the equity portfolio, net realized losses of $1.0 million in the fixed income portfolio, and other realized gains of $0.1 million.

We regularly evaluate the quality of our investment portfolio. When we determine that a specific security has suffered an other-than-temporary decline in value, the investment's value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders' equity. During 2009, we recognized OTTI losses of $45.3 million. This total includes $40.7 million in equity and $4.6 million in fixed income securities. Of the total charge, $38.6 million came during the first quarter as the financial markets continued to deteriorate. Less than $0.1 million was impaired during the second half of 2009. Pursuant to the adoption of ASC 320-10-65, all impairments of fixed income securities were recorded through earnings due to our intent to sell the securities. In 2008, we recognized OTTI losses of $76.2 million. There were no losses associated with the OTTI of securities in 2007.

The following table is used as part of our impairment analysis and illustrates the total value of securities that were in an unrealized loss position as of December 31, 2009. This table segregates the securities based on type, noting the fair value, cost (or amortized cost) and unrealized loss on each category of investment as well as in total. The table further classifies the securities based on the length of time they have been in an unrealized loss position.

(in thousands)	<12 Mos.	12 Mos. & greater	Total
U.S. Government			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
Non-U.S. Government			
Fair value	$ 934	$ –	$ 934
Cost or amortized cost	945	–	945
Unrealized loss	(11)	–	(11)
U.S. Agency			
Fair value	$248,507	$ –	$248,507
Cost or amortized cost	253,027	–	253,027
Unrealized loss	(4,520)	–	(4,520)
Mortgage Backed			
Fair value	$ 24,931	$ –	$ 24,931
Cost or amortized cost	25,302	–	25,302
Unrealized loss	(371)	–	(371)
ABS/CMO*			
Fair value	$ 4,587	$ 3,255	$ 7,842
Cost or amortized cost	4,640	3,331	7,971
Unrealized loss	(53)	(76)	(129)
Corporate			
Fair value	$ 68,436	$ 8,420	$ 76,856
Cost or amortized cost	69,541	8,969	78,510
Unrealized loss	(1,105)	(549)	(1,654)
States, political subdivisions and revenues			
Fair value	$ 72,922	$ 7,028	$ 79,950
Cost or amortized cost	73,531	7,174	80,705
Unrealized loss	(609)	(146)	(755)
Subtotal, debt securities			
Fair value	$420,317	$18,703	$439,020
Cost or amortized cost	426,986	19,474	446,460
Unrealized loss	(6,669)	(771)	(7,440)
Common stock			
Fair value	$ 11,720	$ 2,468	$ 14,188
Cost or amortized cost	12,019	2,624	14,643
Unrealized loss	(299)	(156)	(455)
Preferred stock			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
Total			
Fair value	$432,037	$21,171	$453,208
Cost or amortized cost	439,005	22,098	461,103
Unrealized loss	(6,968)	(927)	(7,895)

*Asset-backed & collateralized mortgage obligations

The following table is also used as part of our impairment analysis and illustrates certain industry-level measurements relative to our equity portfolio as of December 31, 2009, including fair value, cost basis and unrealized gains and losses.

(in thousands)	Cost Basis	12/31/09 Fair Value	Net Unrealized Gains	Net Unrealized Losses	Net	Unrealized Gain/ Loss%[1]
Common stock:						
Consumer discretionary	$ 15,188	$ 17,973	$ 2,941	$ (156)	$ 2,785	18.3%
Consumer staples	13,459	26,805	13,346	–	13,346	99.2%
Energy	11,119	23,301	12,182	–	12,182	109.6%
Financials	18,355	24,548	6,193	–	6,193	33.7%
Healthcare	7,800	16,398	8,814	(216)	8,598	110.2%
Industrials	18,345	28,894	10,549	–	10,549	57.5%
Information technology	17,996	28,326	10,330	–	10,330	57.4%
Materials	5,313	6,345	1,032	–	1,032	19.4%
Telecommu-nications	4,409	8,777	4,368	–	4,368	99.1%
Utilities	35,022	47,032	12,093	(83)	12,010	34.3%
ETFs	30,675	34,294	3,619	–	3,619	11.8%
Total	$177,681	$262,693	$85,467	$(455)	$85,012	47.8%

[1]Calculated as the percentage of net unrealized gain (loss) to cost basis

As of December 31, 2009, we held five securities in our equity portfolio that were in unrealized loss positions. The total unrealized loss on these securities was $0.5 million. With respect to both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss of greater than 20 percent for more than six consecutive months.

The fixed income portfolio contained 135 positions at an unrealized loss as of December 31, 2009. Of these 135 securities, 12 have been in an unrealized loss position for 12 consecutive months or longer and these collectively represent $0.8 million in unrealized losses. We have the ability and intent to hold these securities to maturity. In addition, we continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. We consider price declines of securities in our OTTI analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Key factors that we consider in the evaluation of credit quality include:

- Changes in technology that may impair the earnings potential of the investment,
- The discontinuance of a segment of the business that may affect the future earnings potential,
- Reduction or elimination of dividends,

- Specific concerns related to the issuer's industry or geographic area of operation,
- Significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and
- Downgrade in credit quality by a major rating agency.

Based on our analysis, we've concluded that the remaining fixed income securities are not other-than-temporarily impaired.

INVESTMENTS

We maintain a diversified investment portfolio which has had an 80 percent fixed income and 20 percent equity target over the last five years. During the credit crises that ensued in late 2008 and early 2009, we reduced our target equity allocation to 15 percent to reduce the volatility of our portfolio. We continually monitor economic conditions, our capital position and the insurance market to determine our equity allocation. As of December 31, 2009, the portfolio had a fair value of $1.9 billion, up from $1.7 billion at the end of 2008. The increase in the value of the investment portfolio was the result of general market conditions improving significantly.

As of December 31, 2009, our investment portfolio had the following asset allocation breakdown:

PORTFOLIO ALLOCATION
(in thousands)

Asset Class	Cost or Amortized Cost	Fair Value	Unrealized Gain/(Loss)	% of Total Fair Value	Quality
Agencies	$ 335,618	$ 332,680	$ (2,938)	18.0%	AAA
Corporates	423,147	438,392	15,245	23.7%	A
Mortgage-backed	234,952	241,602	6,650	13.1%	AAA
ABS/CMO*	49,437	50,833	1,396	2.7%	AAA
Treasuries**	6,542	6,763	221	0.4%	AAA
Munis	402,389	413,208	10,819	22.3%	AA
Total fixed income	$1,452,085	$1,483,478	$ 31,393	80.2%	AA
Equities	$ 177,681	$ 262,693	$ 85,012	14.2%	
Short-term investments	$ 104,462	$ 104,462	–	5.6%	
Total portfolio	$1,734,228	$1,850,633	$116,405	100.0%	

*Asset-backed and collateralized mortgage obligations

**Includes U.S. and Non-U.S. Government

Quality in the previous table and in all subsequent tables is an average of each bond's credit rating, adjusted for its relative weighting in the portfolio.

Our fixed income portfolio comprised 80 percent of our total 2009 portfolio, versus 77 percent of the total at December 31, 2008, and 75 percent of the total as of December 31, 2007. As of December 31, 2009, the carrying value of our fixed income portfolio consisted of 48 percent AAA-rated securities, 22 percent AA-rated securities, 22 percent A-rated securities and 8 percent BBB-rated securities.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2009, our fixed income portfolio's duration was 4.9 years and remained diversified. During 2009, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 8.8 percent.

In addition, at December 31, 2009, our equity portfolio had a fair value of $262.7 million, all of which is classified as available-for-sale and is also a source of liquidity. Our equity portfolio comprised 14 percent of our total 2009 portfolio, versus 17 percent at December 31, 2008. We maintain a diversified group of equity securities. The securities within the equity portfolio remain primarily invested in large-cap issues with an overall dividend yield that exceeds the S&P 500. In addition, we have investments in three exchange traded funds. The strategy remains one of value investing, with security selection taking precedence over market timing. A buy-and-hold strategy is used, minimizing both transactional costs and taxes. During 2009, the total return on our equity portfolio on a mark-to-market basis was 18.5 percent, compared to the S&P return of 26.5 percent.

Our investment portfolio does not have any direct exposure to credit default swaps or derivatives. We completely exited our securities lending program as of June 30, 2009.

FIXED INCOME PORTFOLIO

As of December 31, 2009, our fixed income portfolio had the following rating distributions:

FAIR VALUE (in thousands)	AAA	AA	A	BBB	BB or Below	Fair Value
Bonds:						
Corporate – financial	$ –	$ 22,125	$ 85,720	$ 6,236	$ –	$ 114,081
All other corporate	4,279	24,814	151,893	93,624	3,935	278,545
Financials – private placements	–	5,216	12,415	11,219	–	28,850
All other corporates – private placements	–	–	12,871	4,045	–	16,916
U.S. govt. agency (GSE)	338,246	263	–	–	–	338,509
Non-U.S. govt. agency	934	–	–	–	–	934
Tax-Exempt municipal securities	70,199	272,568	61,582	8,859	–	413,208
Structured:						
GSE – RMBS	$241,602	$ –	$ –	$ –	$ –	$ 241,602
Non-GSE RMBS – prime	–	–	–	–	–	–
Non-GSE RMBS – Alt A	–	–	–	–	–	–
Non-GSE RMBS – subprime	–	–	–	–	–	–
ABS – home equity	–	–	–	–	–	–
ABS – credit cards	–	–	–	–	–	–
ABS – auto loans	–	–	–	–	–	–
All other ABS	12,645	–	–	–	–	12,645
CMBS	37,990	91	107	–	–	38,188
Total	$705,895	$325,077	$324,588	$123,983	$3,935	$1,483,478

Our fixed income portfolio remained diversified with investments in treasury, government sponsored agency, corporate, municipal, mortgage-backed and asset-backed securities. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities and we believe it is probable that we will receive all contractual or estimated cash flows based on our analysis of previously disclosed factors.

We have two securities that are not rated with a total fair value of $4.1 million.

Mortgage-Backed, Commercial Mortgage-Backed, and Asset-Backed Securities

Our mortgage-backed securities (MBS) portfolio is comprised of residential MBS investments. As of December 31, 2009, MBS investments totaled $241.6 million (16 percent) of the fixed income portfolio compared to $172.6 million (14 percent) as of December 31, 2008.

We believe MBS investments add diversification, liquidity, credit quality and additional yield to our portfolio. Our objective for the MBS portfolio is to provide reasonable cash flow stability and increased yield. The MBS portfolio includes collateralized mortgage obligations (CMOs) and mortgage-backed pass-through securities. A mortgage pass-through is a security consisting of a pool of residential mortgage loans. All payments of principal and interest are passed through to investors each month. A CMO is a mortgage-backed security with a fixed maturity. This can eliminate the risks associated with prepayment because each security is divided into maturity classes that are paid off in order. Our MBS portfolio does not include interest-only securities, principal-only securities or other MBS investments which may exhibit extreme market volatility.

Prepayment/extension risk is an inherent risk of holding MBSs. However, the degree of prepayment/extension risk varies by the type of MBS held. We reduce our portfolio's exposure to prepayment/extension by including less volatile types of MBSs. As of December 31, 2009, $28.3 million (12 percent) of the MBS portfolio was invested in planned amortization class CMOs (PACs) compared to $0.1 million (less than 1 percent) as of December 31, 2008. PACs are securities whose cash flows are designed to remain constant in a variety of mortgage prepayment environments. Most of the portfolio's non-PAC MBSs possess varying degrees of cash flow structure and prepayment/extension risk. The MBS portfolio contained 87 percent of pure pass-throughs as of December 31, 2009, compared to 78 percent as of December 31, 2008. As of December 31, 2009, all of the securities in our MBS portfolio were rated AAA. In addition, these securities were mortgage-backed securities issued by the Governmental National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). Government Sponsored Enterprises (GSEs), such as GNMA, FNMA and FHLMC, facilitate liquidity in the mortgage market by purchasing conforming mortgages from lenders, securitizing them and selling them into the secondary market.

The following table summarizes the distribution by investment type of our MBS portfolio as of the dates indicated:

MBS

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2009				
Planned amortization class	AAA	$ 27,068	$ 28,261	12%
Sequential	AAA	3,000	3,131	1%
Pass-throughs	AAA	204,884	210,210	87%
Total		$234,952	$241,602	100%
2008				
Planned amortization class	AAA	$ 62	$ 62	0%
Sequential	AAA	37,846	38,538	22%
Pass-throughs	AAA	130,343	133,962	78%
Total		$168,251	$172,562	100%

An asset-backed security (ABS) is a type of debt security that is based on pools of assets or collateralized by the cash flows from a specific pool of underlying assets. These asset pools can include items such as credit card payments, auto loans and mortgages. The majority of our ABS portfolio is comprised of rate reduction utility bonds. As of December 31, 2009, ABS/CMBS (commercial mortgage-backed securities) investments were $50.8 million (3 percent) of the fixed income portfolio, compared to $64.8 million (5 percent) as of December 31, 2008. CMBS made up $38.2 million (75 percent) of the ABS/CMBS portfolio compared to $43.6 million (67 percent) at December 31, 2008. Nearly all of the CMBS portfolio was rated AAA as of December 31, 2009.

We believe that ABS/CMBS investments add diversification and additional yield to our portfolio. Like the MBS portfolio, the objective for the ABS/CMBS portfolio is to provide reasonable cash flow stability and attractive yield. Our ABS/CMBS portfolio does not include interest-only securities, principal-only securities or other ABS/CMBS investments which may exhibit extreme market volatility.

The following table summarizes the distribution by investment type of our ABS/CMBS portfolio as of the dates indicated:

ABS/CMBS

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2009				
CMBS	AAA	$37,585	$38,188	75%
Home equity	AAA	–	–	–
Auto	AAA	–	–	–
Equipment	AAA	–	–	–
Franchise	AAA	–	–	–
Utility	AAA	11,852	12,645	25%
Credit card	AAA	–	–	–
Total		$49,437	$50,833	100%
2008				
CMBS	AAA	$49,527	$43,635	67%
Home equity	AAA	2,702	2,529	4%
Auto	AAA	3,903	3,799	6%
Equipment	AAA	1,768	1,774	3%
Franchise	AAA	–	–	–
Utility	AAA	12,860	12,765	19%
Credit card	AAA	361	339	1%
Total		$71,121	$64,841	100%

When making investments in MBS/ABS/CMBS, we evaluate the quality of the underlying collateral, the structure of the transaction (which dictates how losses in the underlying collateral will be distributed) and prepayment risks.

All of our collateralized securities have improved significantly in 2009. Unrealized losses were $0.5 million as of December 31, 2009 compared to $6.0 million at the end of last year. All carry the highest credit rating by one or more major rating agency.

The following table summarizes the distribution by collateral classification and rating of our subprime securities as of December 31, 2009 and 2008:

SUBPRIME

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2009				
Home equity		–	–	–
Total		–	–	–
2008				
Home equity	AAA	$2,702	$2,529	100%
Total		$2,702	$2,529	100%

In 2009, we eliminated our exposures to subprime mortgages. We do not own any subprime mortgages, credit card asset-backed securities, or auto loan asset-backed securities as of December 31, 2009.

Municipal Fixed Income Securities

We have a significant allocation to municipal fixed income securities. As of December 31, 2009, municipal bonds totaled $413.2 million (28 percent) of our fixed income portfolio as compared to $453.9 million (36 percent) as of December 31, 2008.

We believe municipal fixed income securities provide diversification, high credit quality and additional yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after tax yield.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include sectors such as sewer and water, public improvement, school, transportation, colleges and universities.

As of December 31, 2009, approximately 58 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 42 percent were revenue fixed income. Eighty-three percent of our municipal fixed income securities were rated AA or better, while 98 percent were rated A or better. Our municipal fixed income portfolio has high credit quality.

The amortized cost and fair value of fixed income securities at December 31, 2009, by contractual maturity, are shown as follows:

TOTAL FIXED INCOME

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 25,809	$ 26,162
Due after one year through five years	259,071	271,206
Due after five years through 10 years	540,819	551,803
Due after 10 years	341,997	341,872
Mtge/ABS/CMO*	284,389	292,435
Total	$1,452,085	$1,483,478

*Mortgage-backed, asset-backed & collateralized mortgage obligations

Corporate Debt Securities

As of December 31, 2009, our corporate debt portfolio totaled $438.4 million (30 percent) of the fixed income portfolio compared to $272.9 million (21 percent) as of December 31, 2008. The corporate debt portfolio has an overall quality rating of single A, diversified amongst 151 issuers.

The following table illustrates our corporate debt exposure to the financial and non-financial sectors as of December 31, 2009, including fair value, cost basis and unrealized gains and losses:

(in thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Bonds:				
Corporate - financial	$111,786	$114,081	$ 2,958	$ (663)
All other corporate	266,844	278,545	12,556	(855)
Financials - private placements	28,233	28,850	730	(113)
All other corporate - private placements	16,284	16,916	657	(25)
Total	$423,147	$438,392	$16,901	$(1,656)

Corporate debt securities improved in 2009 as the global credit crisis stabilized. We believe corporate debt investments add diversification and additional yield to our portfolio. With our high quality, diversified portfolio, the corporate debt investments will continue to be a significant part of our investment program and we believe it is probable that the securities in our portfolio will continue to receive contractual payments in the form of principal and interest.

EQUITY SECURITIES

As of December 31, 2009, our equity portfolio totaled $262.7 million (14 percent) of the investment portfolio compared to $286.8 million (17 percent) as of December 31, 2008. The securities within the equity portfolio remain primarily invested in large-cap issues with a focus on dividend income. In addition, we have investments in three exchange traded funds. In 2009, we recorded impairment losses of $40.7 million on our equity securities. The impairments were the result of our belief that the securities were not likely to recover in a reasonable period of time.

The following table illustrates the distribution by sector of our equity portfolio as of December 31, 2009, including fair value, cost basis and unrealized gains and losses:

(in thousands)	Cost Basis	12/31/2009 Fair Value	% of Total Fair Value	Net Unrealized Gain/Loss
Common stock:				
Consumer discretionary	$ 15,188	$ 17,973	6.8%	$ 2,785
Consumer staples	13,459	26,805	10.2%	13,346
Energy	11,119	23,301	8.9%	12,182
Financials	18,355	24,548	9.4%	6,193
Healthcare	7,800	16,398	6.2%	8,598
Industrials	18,345	28,894	11.0%	10,549
Information technology	17,996	28,326	10.8%	10,330
Materials	5,313	6,345	2.4%	1,032
Telecommunications	4,409	8,777	3.3%	4,368
Utilities	35,022	47,032	17.9%	12,010
ETFs	30,675	34,294	13.1%	3,619
Total	$177,681	$262,693	100.0%	$85,012

Common Stocks

As of December 31, 2009, our common stock portfolio totaled $228.4 million (87 percent) of the equity portfolio compared to $201.5 million (70 percent) as of December 31, 2008. The increase in value of our common stock portfolio in 2009 was primarily due to the strong returns in the asset class as well as re-allocating funds from preferred stocks and a high-yield municipal bond fund.

Our common stock portfolio consists largely of large cap, value oriented, dividend paying securities. We employ a long-term, buy-and-hold strategy that has provided superior returns over the last 10 years. While we anticipate continued volatility, we believe an equity allocation provides certain diversification and return benefits over the long term. The strategy provides above-market dividend yields with less volatility than the market.

Exchange Traded Fund Securities (ETFs)

ETFs are portfolios of stocks, bonds or, in some cases, other investments that trade on a stock exchange much the same as a regular stock.

All of our ETF holdings are stock portfolios that track to major indices. We believe this ETF strategy is a low cost, efficient vehicle enabling us to effectively participate in certain sectors of the market.

In 2009, we added one exchange traded fund to our equity portfolio, while eliminating two others. As of December 31, 2009, our ETF investment totaled $34.3 million (13 percent) of the equity portfolio compared to $40.1 million (14 percent) as of December 31, 2008. The ETF investments add diversification, liquidity and increased return potential to our portfolio. In 2009, the ETFs were the best performing part of our equity portfolio, slightly trailing the overall market.

In 2009, we eliminated our preferred stock and high-yield municipal bond fund ($11.9 million and $33.3 million respectively at December 31, 2008). As a result of the financial crisis and the significant deterioration in the issuer's financial strength, we sold our preferred stocks and exited the asset class at a loss.

INTEREST AND GENERAL CORPORATE EXPENSE

Interest on debt declined in 2009 and 2008 as we paid off our short-term debt in 2008. We incur short-term debt primarily through the use of reverse repurchase transactions. The use and repayment of such agreements remains an investment decision, based on whether the allocation of available cash flow to purchase debt securities generates a greater amount of investment income than would be paid in interest expense. In 2007, we had expanded our use of this debt as yield spreads had widened. We paid off the reverse repurchase debt in 2008 as the credit markets experienced increased volatility. Decisions regarding future short-term debt management will be based on available cash flow and the interest rate environment.

In 2009, 2008 and 2007, we incurred $6.0 million in interest on our long-term debt each year. Our long-term debt consists of $100.0 million in senior notes that mature on January 15, 2014, and pay interest semi-annually at the rate of 5.95 percent.

As discussed previously, general corporate expenses tend to fluctuate relative to our executive compensation plan. Our compensation model measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In 2009 and 2007, we generated comprehensive earnings significantly above the required return, resulting in increased bonuses accrued. In 2008, the actual return was below the required return resulting in no bonus earned on the current year and reductions to bonuses accrued but unpaid on prior years. Excluding the variable component tied to performance, other general corporate expenses have declined, as we focused efforts on reducing and eliminating nonessential expense.

INVESTEE EARNINGS

We maintain a 40 percent equity interest in Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2009, we recorded $5.1 million in earnings from this investment compared to $4.8 million in 2008 and $7.3 million in 2007. In 2009, sunglass sales were down 14 percent due to the global economic slowdown and ensuing effect on consumer discretionary spending. During 2009, Maui Jim focused on controlling and reducing expenses.

Operating expenses were down in 2009, but reflected a higher percentage of gross margins due to the fixed nature of certain expenses. Expense control efforts served to lessen the impact to earnings of the drop in sales. While sunglass sales had advanced 7 percent in 2008, costs associated with expansion efforts and foreign exchange losses affected earnings. In 2008, Maui Jim recorded $6.3 million in foreign exchange losses, compared to gains of $2.6 million in 2009 and $0.5 million in 2007.

INCOME TAXES

Our effective tax rates were 29.1 percent, 26.2 percent and 30.9 percent for 2009, 2008 and 2007, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2009 was higher than 2008 due to an increase in underwriting income and a significant reduction in net realized losses. A 35.0 percent rate is applied to determine tax provisions for underwriting income, and to determine tax benefits in the event of realized investment losses.

Our net earnings also include equity in earnings of an unconsolidated investee, Maui Jim. This investee does not have a pattern of paying dividends. As a result, we record a deferred tax liability on these earnings at the corporate capital gains rate of 35 percent. In 2008, a $1.1 million tax benefit was realized associated with a dividend declared and subsequently received from Maui Jim. The tax benefit results from applying the lower tax rate applicable to affiliated dividends (7 percent), as compared to the corporate capital gains tax rate (35 percent) on which previous tax estimates were based.

In addition, our pretax earnings in 2009 included $24.3 million of investment income that is partially exempt from federal income tax, compared to $30.3 million and $29.8 million in 2008 and 2007, respectively. Partially offsetting tax expense in 2007 was a $2.4 million tax benefit recorded in the third quarter to reflect the benefit expected to be realized upon the future payment of certain accrued compensation.

NET UNPAID LOSSES AND SETTLEMENT EXPENSES

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance balances recoverable. The largest asset on our balance sheet, outside of investments, is the reinsurance balances recoverable on unpaid losses and settlement expenses, which serves to offset this liability.

The liability can be split into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased to $810.1 million at December 31, 2009, from $809.0 million as of December 31, 2008. This reflects incurred losses of $203.4 million in 2009 offset by paid losses of $202.3 million, compared to incurred losses of $247.2 million offset by $213.1 million paid in 2008. The overall small increase in our net loss and LAE reserves between 2009 and 2008 was due to a combination of factors. Loss and LAE ratios for the current accident year were higher due to continued soft market conditions. However, these were nearly offset by lower premiums earned in 2009 and favorable loss development of $66.6 million from prior years.

Both the gross reserves (liability) and the reinsurance balances recoverable (asset) were reduced by the favorable reserve development. Total gross and ceded loss and LAE reserves dropped to $1,146.5 million and $336.4 million, respectively, at December 31, 2009, from $1,159.3 million and $350.3 million, respectively, at December 31, 2008.

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

- Monitoring the fair value of all financial assets on a constant basis,
- Changing the character of future investment purchases as needed, and
- Maintaining a balance between existing asset and liability portfolios.

INTEREST RATE RISK

Our primary exposure to interest rate risk is with our fixed income investment portfolio. Primary drivers to changes in interest rates include Federal Reserve policies, inflation assumptions, economic forecasts, liquidity, credit risk, etc. These risks can be mitigated through diversification, including insurer, issues, sectors, maturities, etc. Further, we deploy asset-liability management strategies to lower the impact of changes in interest rates on our balance sheet. Modified duration analysis is used to measure the sensitivity of the fixed income portfolio to changes in interest rates, providing a measure of price percentage volatility. We attempt to minimize interest rate risk by matching the duration of assets to that of liabilities.

Interest rate risk will also affect our income statement due to its impact on interest expense. As of December 31,

2009 and 2008, we had no short-term debt obligations. We also maintain a debt obligation that is long-term in nature. Our long-term debt carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume risk in our ability to refinance this debt for several years.

EQUITY PRICE RISK

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). Our current equity portfolio has a beta of 0.7 in comparison to the S&P 500. Our equity investment returns have been superior to the S&P 500 with less volatility. This low beta statistic reflects our long-term emphasis on maintaining a value oriented, dividend-driven investment philosophy for our equity portfolio.

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2009. Listed on each table is the December 31, 2009, fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation risks. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for non-trading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2009, our fixed income portfolio had a fair value of $1.5 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2009, levels with all other variables held constant. Such scenarios would result in decreases in the fair value of the fixed income portfolio of $60.5 million and $129.5 million, respectively. Due to our use of the held-to-maturity designation for a portion of the fixed income portfolio, the balance sheet impact of these scenarios would be lower.

As of December 31, 2009, our equity portfolio had a fair value of $262.7 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $22.6 million and $45.3 million, respectively. As we designate all equities as available-for-sale, these fair value declines would impact our balance sheet.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

TABLE 1

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

(in thousands)	12/31/09 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 941	$ (38)	$ –
Total trading	941	(38)	–
Held for nontrading purposes			
Fixed income securities	1,482,537	(60,475)	–
Equity securities	262,693	–	(22,642)
Total nontrading	1,745,230	(60,475)	(22,642)
Total trading & nontrading	$1,746,171	$(60,513)	$(22,642)

TABLE 2

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

(in thousands)	12/31/09 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 941	$ (73)	$ –
Total trading	941	(73)	–
Held for nontrading purposes			
Fixed income securities	1,482,537	(129,515)	–
Equity securities	262,693	–	(45,283)
Total nontrading	1,745,230	(129,515)	(45,283)
Total trading & nontrading	$1,746,171	$(129,588)	$(45,283)

TABLE 3

Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

(in thousands)	12/31/09 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 941	$ 40	$ –
Total trading	941	40	–
Held for nontrading purposes			
Fixed income securities	1,482,537	46,422	–
Equity securities	262,693	–	22,642
Total nontrading	1,745,230	46,422	22,642
Total trading & nontrading	$1,746,171	$46,462	$ 22,642

TABLE 4

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

(in thousands)	12/31/09 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes			
Fixed income securities	$ 941	$ 83	$ –
Total trading	941	83	–
Held for nontrading purposes			
Fixed income securities	1,482,537	93,382	–
Equity securities	262,693	–	45,283
Total nontrading	1,745,230	93,382	45,283
Total trading & nontrading	$1,746,171	$93,465	$ 45,283

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) investing cash flows related to the purchase, sale and maturity of investments, and (3) financing cash flows that impact our capital structure, such as changes in debt and shares outstanding. The following table summarizes these three cash flows over the last three years.

(in thousands)	2009	2008	2007
Operating cash flows	$127,759	$161,334	$127,023
Investing cash flows (uses)	(96,099)	(69,474)	(6,718)
Financing cash flows (uses)	(31,660)	(91,860)	(120,305)

We have posted strong operating cash flow in each of the last three years. Over the last 10 years, our operating cash flow has averaged $145.9 million per year. Variations in operating cash flow between periods are largely driven by premium volume, claim payments, reinsurance and taxes. In addition, fluctuations in insurance operating expenses impact operating cash flow. The reduction in premium volume experienced in 2009 and 2008 was partially offset by a decline in paid losses. In 2008 and 2007, the majority of the operating cash flow generated was used in financing activities, funding the share repurchase program. The share repurchase program, suspended in the third quarter of 2008, was reinstated in the fourth quarter of 2009. During this time operating cash flow was allocated to investing activities.

Our balance sheet does not reflect any cash balance because all of our funds are invested in short-term investments, primarily highly rated money market instruments.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2009.

CONTRACTUAL OBLIGATIONS

		Payments due by period			
(in thousands)	Total	Less than 1 yr.	1-3 yrs.	3-5 yrs	More than 5 yrs.
Loss and settlement expense	$1,146,460	$338,118	$418,866	$189,704	$199,772
Long-term debt	100,000	–	–	100,000	–
Operating leases	15,700	2,785	6,096	3,695	3,124
Total	$1,262,160	$340,903	$424,962	$293,399	$202,896

Loss and settlement expense reserves represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Amounts recoverable from reinsurers on unpaid loss and settlement reserves totaled $336.4 million at December 31, 2009.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering of $100 million in senior notes maturing January 15, 2014, (a 10-year maturity) and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The notes are rated Baa2 by Moody's and BBB+ by S&P. We are not party to any off-balance sheet arrangements.

Our primary objective in managing our capital is to preserve and grow shareholders' equity and statutory surplus to improve our competitive position and allow for expansion of our insurance operations. Our insurance subsidiaries must maintain certain minimum capital levels in order to meet the requirements of the states in which we are regulated. Our insurance companies are also evaluated by rating agencies that assign financial strength ratings that measure our ability to meet our obligations to policyholders over an extended period of time.

We have historically grown our shareholders' equity and/or policyholders' surplus as a result of three sources of funds: (1) earnings on underwriting and investing activities, (2) appreciation in the value of our invested assets, and (3) the issuance of common stock and debt.

At December 31, 2009, we had short-term investments and other investments maturing within one year of approximately $131.1 million and investments of $404.7 million maturing within five years. We maintain a revolving line of credit with JP Morgan, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. The facility has a three-year term that expires on May 31, 2011. As of December 31, 2009, no amounts were outstanding on the revolving line of credit. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for more than 20 consecutive years. In the most recent three years ended December 31, 2009, 2008 and 2007, our operating cash flow was $127.8 million, $161.3 million and $127.0 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability.

OPERATING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income (interest & dividends)	Commissions paid
	Operating expenses
	Interest expense
	Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period, for most policies. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers, and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural (such as earthquakes and hurricanes) and man-made (such as terrorism). If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

INVESTING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from bonds sold, called or matured	Purchase of bonds
	Purchase of stocks
Proceeds from stocks sold	
Proceeds from sale of unconsolidated investee	

We maintain a diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2009, our portfolio had a carrying value of $1.9 billion. Invested assets at December 31, 2009, increased by $193.7 million, or 12 percent, from December 31, 2008.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations, then generate long-term growth in shareholders' equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2009, 32 percent of our shareholders' equity was invested in equities, as compared to 41 percent at December 31, 2008, and 51 percent at December 31, 2007.

We currently classify 14 percent of the securities in our fixed income portfolio as held-to-maturity, meaning they are carried at amortized cost and are intended to be held until their contractual maturity. Other portions of the fixed income portfolio are classified as available-for-sale (86 percent) or trading (less than 1 percent) and are carried at fair value. As of December 31, 2009, we maintained $1.3 billion in fixed income securities within the available-for-sale and trading classifications. The available-for-sale portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure.

The fixed income portfolio is structured to meet policyholder obligations and optimize the generation of after-tax investment income and total return objectives.

FINANCING ACTIVITIES

In addition to the previously discussed operating and investing activities, we also engage in financing activities to manage our capital structure. The following table highlights some of the major sources and uses of cash flow from financing activities:

Sources	Uses
Proceeds from stock offerings	Shareholder dividends
Proceeds from debt offerings	Debt repayment
Short-term borrowing	Share buy-backs
Shares issued under stock option plans	

Our capital structure is comprised of equity and debt obligations. As of December 31, 2009, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt) and $832.3 million of shareholders' equity. Debt outstanding comprised 11 percent of total capital as of December 31, 2009.

Our 135th consecutive dividend payment was declared in the first quarter of 2010 and will be paid on April 15, 2010, in the amount of $0.28 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Insurance Company (RLI Ins.) policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2010 without prior approval is $78.4 million which represents 10 percent of policyholder surplus at December 31, 2009. The 12-month rolling dividend limitation in 2009, based on the above criteria, was $67.8 million. In 2009, total cash dividends of $40.0 million were paid by RLI Ins. These dividends were paid to provide additional capital to RLI Corp. and used for the share repurchase plan, shareholder dividends, interest on senior notes and general corporate expenses.

In October 2009, the stock repurchase program resumed after being temporarily suspended in the third quarter of 2008. For the year, we repurchased 386,084 shares at an average cost of $51.22 per share ($19.8 million). We have $18.0 million of remaining capacity from the $200 million stock repurchase program approved in 2007.

OUTLOOK FOR 2010

The insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases ("hard markets") and price decreases ("soft markets"). It is expected that deteriorating industry results will have a moderating impact on the "soft market" that the industry has experienced for the last several years. However, we believe that the economic recession that intensified into 2009 will continue to put pressure on exposure bases, customer demand and insurance prices throughout most of 2010.

We have continued to invest in new products and underwriting talent throughout the soft market. We do expect to see premium growth in selected products in 2010 and underwriting income overall, absent any major catastrophe. Specific details regarding events in our insurance segments follow.

CASUALTY

We will maintain our income-focused strategy and look to broaden our production sources and product offerings as a means to holding our market position in this segment. We do not expect significant growth in this segment from our mature products during 2010, but we have made several investments in new products in 2009 and 2008 that we expect to gain traction. These new products include professional liability for architects and engineers, environmental liability, real estate investment trusts liability, railroad protective liability and cyber liability products. We also broadened eligibility for our personal umbrella product which will expand our market penetration in 2010.

We expect pricing to continue to remain stable during the year, but do not anticipate any strengthening in market pricing until the industry starts realizing adverse loss development. The lack of price increases and the threat of rising loss cost inflation will make it increasingly difficult to post underwriting income. However, we look to continue to exercise underwriting discipline, and select quality risks to outperform the marketplace in 2010.

PROPERTY

We believe property pricing will remain fairly flat in the year ahead. Earthquake and hurricane-exposed business will be under significant rate pressure due to the lack of event activity in 2009. Our marine business will be focused on re-underwriting and growing the products that have been profitable. In addition, we expect continued growth from our facultative reinsurance product that was started in 2008 and gained momentum in 2009. We also entered into two quota-share, assumed reinsurance transactions that will help diversify our property portfolio during 2010 including a South Carolina property treaty and a crop/hail and multi peril crop insurance treaty. We expect top line growth and underwriting income in this segment for 2010, absent any major catastrophes.

SURETY

The surety segment, like our other segments, is expected to feel the pressure of the stressed economic environment. In 2009 and 2008, we expanded our geographic footprint in both miscellaneous and contract surety and added a fidelity team. We expect premium growth to continue in 2010. Our experienced underwriting staff coupled with our effective use of technology point to continued profitability in 2010.

INVESTMENTS

In 2010, capital market performance will depend upon the private sector's ability to replace the fiscal and monetary policies that have served to stabilize our markets. Given the high level of unemployment, excess capacity, tighter credit conditions, depressed housing prices, etc., we believe economic conditions remain fragile, and that growth in private sector spending will be difficult to achieve. In addition, the factors that drove markets higher during the decade of the 1990s including housing, leverage, deregulation, etc., are not likely to return in the near-term.

Interest rates remain low to historical levels but have increased from year end 2008 and we continue to weigh the risks of inflation and a rising interest rate environment.

Given the current economic conditions, we believe maintaining a high quality portfolio is prudent in this environment. In addition, our equity allocation remains at roughly 15 percent of our invested assets or roughly 32 percent of shareholders' equity. We will continue to weigh economic conditions in relation to our enterprise risk appetite in determining our asset allocation and risk tolerances within the investment portfolio.

PROSPECTIVE ACCOUNTING STANDARDS

There are several prospective accounting standards that we have not implemented either because the standard has not been finalized or the implementation date has not yet occurred. For a discussion of these prospective standards, see note 1 to the financial statements.

STATE AND FEDERAL LEGISLATION

As an insurance holding company, we, as well as our insurance company subsidiaries, are subject to regulation by the states and territories in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires periodic reporting to the state regulatory authority of the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to regulators is required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

The insurance holding company laws also require that ordinary dividends paid by an insurance company be reported to the insurer's domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator's prior approval. An extraordinary dividend is generally defined under Illinois law as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100 percent of the insurer's statutory net income for the most recent calendar year, or 10 percent of its statutory policyholders' surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and to require fair and adequate treatment and service for policyholders are enforced by filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, and requiring the filing and in some cases, approval, of premiums and commission rates to ensure they are fair and equitable. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic reporting procedures (annually, quarterly, or more frequently if necessary), and periodic examinations.

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which present the business as a going concern. The statutory accounting principles used by regulators, in keeping with the intent to assure policyholder protection, are generally based on a solvency concept.

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces in a timely manner.

In addition, state-level changes to the insurance regulatory environment are frequent, including changes caused by legislation, regulations by the state insurance regulators and court rulings. State insurance regulators are members of the National Association of Insurance Commissioners (NAIC). The NAIC is a non-governmental regulatory support organization that seeks to promote uniformity and to enhance state regulation of insurance through various activities, initiatives and programs. Among other regulatory and insurance company support activities, the NAIC maintains a state insurance department accreditation program and proposes model laws, regulations and guidelines for approval by state legislatures and insurance regulators. To the extent such proposed model laws and regulations are adopted by states, they will apply to insurance carriers.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to a small percentage of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future, depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require prenotification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries' states of domicile (Illinois) or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in a material delay of, or deter, any such transaction.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and to comply with our legal obligations.

TROUBLED ASSET RELIEF PROGRAM

In 2008, in response to market and banking turmoil, the federal government implemented the Troubled Asset Relief Program (TARP), which is a federal program of the Department of Treasury designed to strengthen U.S. financial institutions through purchasing or insuring troubled assets and equity. The TARP program contains restrictions and controls on participating entities, and may be amended in the future to contain additional restrictions in areas such as executive compensation. To the extent an insurance company participates in TARP, it will be subject to all applicable restrictive and control provision. We do not currently participate in TARP and do not anticipate electing to participate in the future.

TERRORISM INSURANCE

After the events of September 11, 2001, the NAIC urged states to grant conditional approval to commercial lines endorsements that excluded coverage for acts of terrorism consistent with language developed by the Insurance Services Office, Inc. (ISO). The ISO endorsement included certain coverage limitations. Many states allowed the endorsements for commercial lines, but rejected such exclusions for personal exposures.

On November 26, 2002, the federal Terrorism Risk Insurance Act of 2002 (TRIA) became law. TRIA was extended through December 31, 2007, and reauthorized through December 31, 2014. The act, as extended and amended, provides for a federal backstop for terrorism losses as defined by the act and certified by the Secretary of the Treasury in concurrence with the Secretary of State and the U.S. Attorney General. Under TRIA, coverage provided for losses caused by acts of foreign or domestic terrorism is partially reimbursed by the United States under a formula whereby the government pays 85 percent of covered terrorism losses exceeding a prescribed deductible to the insurance company providing the coverage. The deductible is 20 percent of gross earned premium net of a few excludable lines and the federal coverage is limited to $100 billion. Coverage under the act must be made available to policyholders, with certain specified exceptions, in commercial property and casualty policies. The immediate effect, as regards state regulation, was to nullify terrorism exclusions to the extent they exclude losses that would otherwise be covered under the act. We are in compliance with the requirements of TRIA and have made required terrorism coverage available to applicable policyholders. Given the challenges associated with attempting to assess the possibility of future acts of terror exposures and assign an appropriate price to the risk, we have taken a conservative underwriting position on most of our affected coverages.

SARBANES-OXLEY ACT OF 2002

The Sarbanes-Oxley Act of 2002 presents a significant expansion of securities law regulation of corporate governance and compliance, accounting practices, reporting and disclosure that affects publicly traded companies. The act, in part, sets forth requirements for certification by CEOs and CFOs of certain reports filed with the Securities and Exchange Commission (SEC), disclosures pertaining to the adoption of a code of ethics applicable to certain management personnel, and safeguards against actions to fraudulently influence, manipulate or mislead independent public or certified accountants of the issuer's financial statements. It also provides stronger requirements for development and evaluation of internal control procedures, as well as provisions pertaining to a company's audit committee of the board of directors. As required by the act and under the supervision from and participation of management, we annually complete an evaluation of our internal control system including all design, assessment, documentation and testing phases. This evaluation is intended to identify any deficiencies, measure their materiality and implement procedures, where necessary, to remediate them.

The annual certification of our CEO with respect to compliance with the New York Stock Exchange corporate governance listing standards has been submitted to the New York Stock Exchange and the annual certifications of our CEO and CFO required by the Sarbanes-Oxley Act of 2002 with respect to our 2009 fiscal year have been filed with the SEC as an exhibit to our annual report on Form 10-K for 2009.

FEDERAL REGULATION OF INSURANCE

The U.S. insurance industry is not currently subject to any significant amount of federal regulation, and instead is regulated principally at the state level. However, federal insurance legislation of various types is regularly proposed in Congress. In 2009, several bills were introduced in Congress that would impact and regulate various aspects of the insurance industry. These proposed laws covered many areas, including providing an optional federal insurance charter, creation of a federal insurance information/oversight agency, streamlining state regulation of nonadmitted insurance, creating a systemic risk regulator and other proposals. However, none of the legislative proposals were enacted into law in 2009. In 2010, some of the 2009 proposed legislation may be proposed again in some form, and the federal government's reactions to the economic and financial market turmoil may produce some type of limited federal oversight or regulation of the insurance industry. However, we cannot predict whether any of such legislation will be proposed again or enacted, or whether any significant federal involvement in insurance regulation will be implemented in 2010 or the impact of any such laws or regulation on our company. We will continue to monitor all federal insurance legislation.

CORPORATE COMPLIANCE

We have a code of conduct, corporate governance guidelines and compliance manual, which provide directors, officers and employees with guidance and requirements for complying with a variety of federal and state laws and company policies. Electronic versions of these documents, as well as the following documents will be available on our web site (www.rlicorp.com): 2009 annual report; 2010 proxy statement; 2009 annual report on Form 10-K; and charters of the executive resources, audit, finance and investment, strategy and nominating/corporate governance committees of our board of directors. Printed copies of these documents will be made available upon request without charge to any shareholder. We also maintain other policies and guidelines that support information security, ethical behavior and legal compliance.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by us. These forward looking statements generally include words such as "expect," "will," "should," "anticipate," and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance industry, claims development and the impact thereof on our loss reserves, the adequacy of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions, and other factors. Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in our Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

in thousands, except per share data December 31	2009	2008
Assets		
Investments:		
Fixed income:		
Available-for-sale, at fair value (amortized cost – $1,240,203 in 2009 and $1,236,676 in 2008)	**$1,273,518**	$1,224,215
Held-to-maturity, at amortized cost (fair value – $209,019 in 2009 and $41,421 in 2008)	**210,888**	39,821
Trading, at fair value (amortized cost – $994 in 2009 and $10,282 in 2008)	**941**	10,020
Equity securities available-for-sale, at fair value (cost – $177,681 in 2009 and $251,283 in 2008)	**262,693**	286,790
Short-term investments, at cost which approximates fair value	**104,462**	97,982
Total investments	**1,852,502**	1,658,828
Cash	–	–
Accrued investment income	**16,845**	17,226
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $14,637 in 2009 and $14,740 in 2008	**83,961**	92,149
Ceded unearned premiums	**65,379**	65,977
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $16,841 in 2009 and $15,803 in 2008	**336,392**	350,284
Deferred policy acquisition costs, net	**75,880**	78,520
Property and equipment, at cost, net of accumulated depreciation of $35,943 in 2009 and $43,218 in 2008	**19,110**	21,565
Income taxes – deferred	–	24,141
Investment in unconsolidated investee	**44,286**	38,697
Goodwill	**26,214**	26,214
Other assets	**18,084**	45,800
Total assets	**$2,538,653**	$2,419,401
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and settlement expenses	**$1,146,460**	$1,159,311
Unearned premiums	**312,527**	335,170
Reinsurance balances payable	**22,431**	30,224
Income taxes – deferred	**24,299**	–
Bonds payable, long-term debt	**100,000**	100,000
Accrued expenses	**41,835**	32,894
Other liabilities	**58,851**	53,648
Total liabilities	**$1,706,403**	$1,711,247
Shareholders' equity:		
Common stock ($1 par value, authorized 50,000,000 shares, issued 32,179,091 shares in 2009 and 32,106,085 shares in 2008)	**32,179**	32,106
Paid-in capital	**207,386**	196,989
Accumulated other comprehensive earnings, net of tax	**77,411**	15,130
Retained earnings	**877,791**	807,195
Deferred compensation	**7,989**	8,312
Treasury stock, at cost (10,914,368 shares in 2009 and 10,631,656 shares in 2008)	**(370,506)**	(351,578)
Total shareholders' equity	**$ 832,250**	$ 708,154
Total liabilities and shareholders' equity	**$2,538,653**	$2,419,401

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS

in thousands, except per share data — Years Ended December 31	2009[1]	2008[1]	2007[1]
Net premiums earned	**$491,961**	$ 528,764	$544,478
Net investment income	**67,346**	78,986	78,901
Net realized investment gains (losses)	**32,538**	29,427	28,966
Other-than-temporary-impairment losses on investments[1]	**(45,293)**	(76,165)	–
Consolidated revenue	**546,552**	561,012	652,345
Losses and settlement expenses	**203,388**	247,174	190,868
Policy acquisition costs	**162,020**	163,320	155,610
Insurance operating expenses	**39,768**	35,207	42,235
Interest expense on debt	**6,050**	6,704	6,997
General corporate expenses	**7,941**	6,853	9,474
Total expenses	**419,167**	459,258	405,184
Equity in earnings of unconsolidated investee	**5,052**	4,844	7,315
Earnings before income taxes	**132,437**	106,598	254,476
Income tax expense (benefit):			
Current	**23,687**	33,721	75,551
Deferred	**14,905**	(5,799)	3,058
Income tax expense	**38,592**	27,922	78,609
Net earnings	**$ 93,845**	$ 78,676	$175,867
Other comprehensive earnings (loss), net of tax			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the period	**$ 53,995**	$(111,152)	$ 9,339
Less: Reclassification adjustment for losses (gains) included in net earnings	**8,286**	30,581	(18,783)
Other comprehensive earnings (loss) (OCI)	**62,281**	(80,571)	(9,444)
Comprehensive earnings (loss)	**$156,126**	$ (1,895)	$166,423
Earnings per share:			
Basic – Net earnings per share	**$4.35**	$ 3.65	$7.46
Comprehensive earnings (loss) per share	**$7.24**	$(0.09)	$7.06
Earnings per share:			
Diluted – Net earnings per share	**$4.32**	$ 3.60	$7.30
Comprehensive earnings (loss) per share	**$7.18**	$(0.09)	$6.91
Weighted average number of common shares outstanding:			
Basic	**21,562**	21,540	23,574
Diluted	**21,731**	21,848	24,085

[1] There were no OTTI losses recognized in OCI in the periods presented. 2008 and 2007 amounts were reclassified to conform to current period's presentation.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) Years ended December 31,	2009	2008	2007
Cash flows from operating activities			
Net earnings	**$ 93,845**	$ 78,676	$ 175,867
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized investment losses (gains)	**12,755**	46,738	(28,966)
Depreciation	**3,284**	3,596	3,567
Other items, net	**11,172**	17,287	10,137
Change in: Accrued investment income	**381**	1,070	332
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	**8,188**	13,788	20,084
Reinsurance balances payable	**(7,793)**	(8,049)	(16,702)
Ceded unearned premium	**598**	5,044	26,575
Reinsurance balances recoverable on unpaid losses	**13,892**	66,966	108,421
Deferred policy acquisition costs	**2,640**	362	(5,065)
Accounts payable and accrued expenses	**8,941**	(6,409)	4,613
Unpaid losses and settlement expenses	**(12,851)**	(32,867)	(126,599)
Unearned premiums	**(22,643)**	(20,352)	(32,289)
Income taxes: Current	**(3,412)**	2,163	(12,250)
Deferred	**14,905**	(5,799)	3,058
Stock option excess tax benefit	**(444)**	(4,929)	(2,042)
Changes in investment in unconsolidated investees: Undistributed earnings	**(5,052)**	(4,844)	(7,315)
Dividends received	**–**	3,960	5,940
Net (cash used in) proceeds from trading portfolio activity	**9,353**	4,933	(343)
Net cash provided by operating activities	**$127,759**	$161,334	$ 127,023

CONTINUED

(in thousands)	Years ended December 31,	2009	2008	2007
Cash flows from Investing activities				
Purchase of: Fixed income, held-to-maturity		**$(231,456)**	$ –	$ –
Fixed income, available-for-sale		**(622,826)**	(445,778)	(339,334)
Equity securities, available-for-sale		**(123,861)**	(123,415)	(101,332)
Short-term investments, net		**–**	(88,838)	–
Property and equipment		**(11,565)**	(6,002)	(4,456)
Proceeds from sale of: Fixed income, held-to-maturity		**–**	5,230	–
Fixed income, available-for-sale		**230,604**	143,074	99,360
Equity securities, available-for-sale		**178,098**	89,032	77,040
Short-term investments, net		**23,715**	–	18,926
Property and equipment		**10,736**	891	1,429
Proceeds from call or maturity of: Fixed income, held-to-maturity		**60,412**	28,870	32,722
Fixed income, available-for-sale		**390,044**	327,462	199,427
Note receivable		**–**	–	9,500
Net cash used in investing activities		**$ (96,099)**	$ (69,474)	$ (6,718)
Cash flows from financing activities				
Proceeds from issuance of short-term debt		**$ –**	$ 54,017	$ 80,619
Payment on short-term debt		**–**	(81,992)	(52,644)
Stock option excess tax benefit		**444**	4,929	2,042
Proceeds from stock option exercises		**4,804**	(150)	2,952
Treasury shares purchased		**(19,251)**	(47,904)	(133,268)
Treasury shares reissued		**5,222**	–	–
Cash dividends paid		**(22,879)**	(20,760)	(20,006)
Net cash used in financing activities		**$ (31,660)**	$(91,860)	$(120,305)
Net decrease in cash		**–**	–	–
Cash at beginning of year		**–**	–	–
Cash at end of year		**$ –**	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)	Common Shares	Total Shareholders' Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2007	24,272,978	$756,520	$31,690	$187,632	$105,145	$594,147	$7,744	$(169,838)
Net earnings		$175,867				175,867		
Other comprehensive loss, net of tax		(9,444)			(9,444)			
Treasury shares purchased	(2,297,694)	(133,268)						(133,268)
Deferred compensation under Rabbi trust plans		–					236	(236)
Stock option excess tax benefit		2,042		2,042				
Exercise of stock options	179,856	2,952	180	2,772				
Dividends declared ($.87 per share)		(20,247)				(20,247)		
Balance, December 31, 2007	22,155,140	$774,422	$31,870	$192,446	$ 95,701	$749,767	$7,980	$(303,342)
Net earnings		$ 78,676				78,676		
Other comprehensive loss, net of tax		(80,571)			(80,571)			
Treasury shares purchased	(917,200)	(47,904)						(47,904)
Deferred compensation under Rabbi trust plans		–					332	(332)
Stock option excess tax benefit		4,929		4,929				
Exercise of stock options	236,489	(150)	236	(386)				
Dividends declared ($.99 per share)		(21,248)				(21,248)		
Balance, December 31, 2008	21,474,429	$708,154	$32,106	$196,989	$ 15,130	$807,195	$8,312	$(351,578)
Net earnings		$ 93,845				93,845		
Other comprehensive earnings, net of tax		62,281			62,281			
Treasury shares purchased	(282,712)	(19,251)						(19,251)
Treasury shares reissued		5,222		5,222				
Deferred compensation under Rabbi trust plans		–					(323)	323
Stock option excess tax benefit		444		444				
Exercise of stock options	73,006	4,804	73	4,731				
Dividends declared ($1.08 per share)		(23,249)				(23,249)		
Balance, December 31, 2009	**21,264,723**	**$832,250**	**$32,179**	**$207,386**	**$ 77,411**	**$877,791**	**$7,989**	**$(370,506)**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS: We underwrite selected property and casualty insurance coverages. We conduct operations principally through three insurance companies. RLI Insurance Company (RLI Ins.), our principal subsidiary, writes multiple lines insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Ins., writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines insurance on an admitted basis in 48 states and the District of Columbia. RIC has authority to write fidelity and surety in North Carolina.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with GAAP (generally accepted accounting principles in the United States of America), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated.

C. ADOPTED ACCOUNTING STANDARDS

FASB Accounting Standards Codification

On July 1, 2009, the FASB Accounting Standards Codification (ASC) became the single official source of authoritative, nongovernmental GAAP, superseding existing FASB, AICPA, EITF and related literature. Prospectively, only one level of authoritative GAAP will exist, excluding the guidance issued by the Securities and Exchange Commission (SEC). All other literature will be non-authoritative. The codification does not change GAAP but instead reorganizes the U.S. GAAP pronouncements into accounting topics, and displays all topics using a consistent structure. As the codification does not change GAAP, it did not have a material impact on our financial statements. The codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. Previous references to applicable literature via our disclosures have been updated with references to the new codification section.

FASB ASC 323, "Investments — Debt and Equity Securities"

In November 2008, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6") which addresses certain effects of ASC 805, Business Combinations ("Topic 805"), and Topic 810 on an entity's accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor's ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. We adopted EITF 08-6 on January 1, 2009, and the standard did not have an impact on our consolidated financial statements. Following the effective date of the ASC, EITF 08-06 was codified within ASC 323, Investments — Debt and Equity Securities.

FASB ASC 805, "Business Combinations" (previously SFAS No. 141(R), "Business Combinations")

On January 1, 2009, we adopted new GAAP guidelines in regard to business combinations. Assets and liabilities that arose from business combinations which occurred prior to the adoption of the most recent standard are not adjusted upon the adoption. Among other things, the recent standard broadens the scope of the previous guidance to include all transactions where an acquirer obtains control of one or more other businesses. It retains the guidance to recognize intangible assets separately from goodwill and requires, with limited exceptions, that all assets acquired and liabilities assumed, including certain contractual contingencies, be measured at their acquisition date fair values. Recent guidelines require most acquisition and restructuring costs to be expensed as incurred. Step acquisitions, once control is acquired, are to be recorded at the full amounts of the fair values of the identifiable assets, liabilities and the non-controlling interest in the acquiree. The guidelines also replace the reduction of asset values and recognition of negative goodwill with a requirement to recognize a gain in earnings. The adoption had no impact on our financial position or results of operations. We will apply the provisions as applicable.

FASB ASC 350, "Intangibles — Goodwill and Other" (previously FSP No. 142-3, "Determination of the Useful Life of Intangible Assets")

New GAAP guidance regarding the useful life of intangible assets became effective January 1, 2009. It amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under previous guidance.

The intent of the new guidance is to improve the consistency between the useful life of a recognized intangible asset under FASB ASC 350 (previously SFAS 142) and the period of expected cash flows used to measure the fair value of the asset under FASB ASC 805 (previously SFAS 141(R)) and other generally accepted accounting principles. This new guidance applies to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The implementation of this new guidance did not impact our financial position or results of operations.

FASB ASC 320-10-65, "Debt and Equity Securities" (previously FSP No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments")

In April 2009, the FASB issued new guidance on the recognition and presentation of an other-than-temporary impairment (OTTI) which amends the recognition guidance for OTTI of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. We adopted this new guidance in the second quarter of 2009.

The new guidance essentially states that an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered in circumstances where (1) an entity has the intent to sell a security, (2) it is more-likely-than-not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more-likely-than-not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security's amortized cost and its fair value. If an entity does not intend to sell the security or it is not more-likely-than-not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income.

The guidance requires that companies record, as of the beginning of the interim period of adoption, a cumulative-effect adjustment to reclassify the noncredit component of a previously recognized OTTI loss from retained earnings to other comprehensive income if the company does not intend to sell the security and it is more-likely-than-not that the company will not be required to sell the security before recovery of its amortized cost basis. The adoption had no impact on our financial position or results of operations.

We had no cumulative-effect adjustment upon adoption at the beginning of the second quarter given our intent to sell securities with previously recognized OTTI losses, the majority of which were sold during the second quarter.

FASB ASC 820-10-65-4, "Fair Value Measurements and Disclosures" (previously FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly")

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Our adoption of this new guidance was effective April 1, 2009. The guidelines reaffirm that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidelines also reaffirm the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. The adoption did not impact our financial position or results of operations.

FASB ASC 825-10-65-1, "Financial Instruments" (previously FSP No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments")

In April 2009, the FASB issued new guidance regarding interim disclosures about fair value of financial instruments. The new guidelines require disclosing qualitative and quantitative information about the fair value of all financial instruments on a quarterly basis, including methods and significant assumptions used to estimate fair value during the period. These disclosures were previously only done annually. The disclosures required by the guidelines are effective for the quarter ending June 30, 2009, and the annual disclosures are included in note 2, and in the "Liquidity and Capital Resources" section of Management's Discussion and Analysis.

FASB ASC 855, "Subsequent Events" (previously SFAS No. 165, "Subsequent Events")

In May 2009, the FASB issued new guidance regarding subsequent events which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The new standard provides guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which such recognition should take place and the disclosures that should be made. We adopted the new guidance during the second quarter of 2009, and its application had no impact on our condensed consolidated financial statements. We evaluated subsequent events through the date the accompanying financial statements were issued, which was February 24, 2010.

D. PROSPECTIVE ACCOUNTING STANDARDS

FASB ASC 860, "Accounting for Transfers of Financial Assets" (previously SFAS No. 166, "Accounting for Transfers of Financial Assets" (SFAS 166)) and FASB ASC 810, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (previously SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" (SFAS 167))

In June 2009, the FASB issued new guidance which updates accounting for securitizations and special-purpose entities. This guidance will require additional information regarding financial asset transfers, including securitization transactions, and the presence of continuing exposure around the risks related to transferred financial assets. It removes the concept of a qualifying special-purpose entity from FASB ASC 810, "Consolidation" (previously SFAS 140) and removes the exception from applying FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," to variable interest entities that are qualifying special-purpose entities. The new guidance is a revision to FASB Interpretation No. 46(R) and modifies a company's determination of consolidating an entity that is insufficiently capitalized or is not controlled through voting or similar ownership rights. The new guidelines will be effective January 1, 2010, and are effective for interim periods within the first annual reporting period. Earlier application is prohibited. We do not expect the implementation of the new guidelines to have a significant impact on our financial statements.

ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements

This ASU (Accounting Standards Update) amends certain disclosure requirements of Subtopic 820-10. This ASU provides additional disclosures for transfer of financial instruments in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. This will be effective for annual or interim reporting periods beginning after December 15, 2009, except for disclosure on Level 3 activity, which is effective for annual or interim reporting periods beginning after December 15, 2010. Early adoption is permitted. We do not expect the adoption of ASU 2010-06 to have a significant impact on our disclosures.

EITF 09-G, Clarification of the Definition of Deferred Acquisition Costs (DAC) of Insurance Entities

This EITF issue intends to clarify the definition of what constitutes an acquisition cost and the types of acquisition costs capitalized by an insurance entity. In November 2009, the Task Force reached a consensus-for-exposure that would limit the costs an entity can include in DAC to those that are "directly related to" the acquisition of new and renewal insurance contracts. They clarified that the direct costs only include those that result in the successful acquisition of a policy and exclude all costs incurred for unsuccessful efforts, along with indirect costs. The consensus-for-exposure would require that an entity include only actual costs, not costs expected to be incurred, in DAC.

If the Task Force reaches a final consensus at a subsequent meeting and it is ratified by the FASB, it would be effective for interim and annual periods ending on or after December 15, 2010, with either prospective or retrospective application permitted, as currently drafted. Early adoption would also be permitted.

This issue, if ratified, has the potential to significantly impact the way insurance companies account for DAC, and therefore, could potentially have a significant impact on results of operations. We will continue to monitor the progress of this issue.

E. INVESTMENTS: We classify our investments in all debt and equity securities into one of three categories: available-for-sale, held-to-maturity, or trading.

Available-For-Sale Securities

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Our equity securities consist of a core stock portfolio weighted toward dividend-paying stocks, as well as exchange traded funds (ETFs). Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of our equity securities and approximately 86 percent of debt securities are classified as available-for-sale.

Held-to-Maturity Securities

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other-than-temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 14 percent of our debt securities portfolio as held-to-maturity.

Trading Securities

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified less than 1 percent of our debt securities portfolio as trading.

For the years ended December 31, 2009, 2008 and 2007, no securities were transferred from held-to-maturity to available-for-sale or trading.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors for determining if a security is other-than-temporarily impaired:

- The length of time and the extent to which the fair value has been less than cost,
- The probability of significant adverse changes to the cash flows on a fixed income investment,
- The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims,
- The probability that we will recover the entire amortized cost basis of our fixed income securities, or
- For our equity securities, our expectation of recovery to cost within a reasonable period of time.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security's fair value being below cost and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our intent and ability to hold the fixed income securities to maturity or the equity securities until forecasted recovery. In addition, we consider price declines of securities in our other-than-temporary impairment analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates. See note 2 for further discussion of OTTI.

Interest on fixed maturities and short-term investments is credited to earnings as it accrues. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the trade date.

F. CASH: Cash consists of cash in banks, generally in operating accounts. On a daily basis, our cash accounts are swept into short-term investments, principally money market instruments. As a result, our consolidated balance sheets do not reflect any cash balance.

G. SHORT-TERM INVESTMENTS: We classify money market funds and securities-lending collateral as short-term investments. Whereas our strategy is to be fully invested at all times, short-term investments in excess of demand deposit balances are considered a component of investment activities, and thus are classified as investments in our consolidated balance sheets. Short-term investments are carried at cost, which approximates fair value. Short-term investments consist of AAA-rated prime and government money market funds. These funds generally have original maturities of less than 90 days and, therefore, bear minimal risk. We have not experienced losses on these instruments.

H. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements and Securities and Exchange Commission filings. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and Standard & Poor's (S&P) ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

I. POLICY ACQUISITION COSTS: We defer commissions, premium taxes, and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. This deferral includes costs associated with both successful and unsuccessful efforts in acquiring policies. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

J. PROPERTY AND EQUIPMENT: Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from three to 10 years for equipment and up to 30 years for buildings and improvements.

K. INVESTMENT IN UNCONSOLIDATED INVESTEES: We maintain a 40 percent interest in the earnings of Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. We also maintain a similar minority representation on their board of directors, held by our chairman, president and CFO. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim, Inc. Our investment in Maui Jim was $44.3 million in 2009 and $38.7 million in 2008. In 2009, we recorded $5.1 million in investee earnings, compared to $4.8 million in 2008 and $7.3 million in 2007. Maui Jim recorded net income of $13.6 million in 2009, $11.9 million in 2008 and $18.0 million in 2007. Additional summarized financial information for Maui Jim for 2009 and 2008 is outlined in the following table:

(in millions)	2009	2008
Total assets	$141.6	$142.6
Total liabilities	54.3	69.6
Total equity	87.3	73.0

Approximately $31.1 million of undistributed earnings from Maui Jim are included in our retained earnings as of December 31, 2009.

We perform an impairment review of our investment in our unconsolidated investee which considers current valuation and operating results. Based upon the most recent review, this asset was not impaired.

L. INTANGIBLE ASSETS: In accordance with GAAP guidelines, the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or earlier if there is reason to suspect that their values may have been diminished or impaired. Goodwill, which relates to our surety segment, is listed separately on the balance sheet and totaled $26.2 million at December 31, 2009 and 2008. Annual impairment testing was performed during the second quarter of 2009. Based upon this review, this asset was not impaired. In addition, as of December 31, 2009, there were no triggering events that had occurred that would suggest an updated review was necessary.

Intangible assets with definite lives continue to be amortized over their estimated useful lives. Definite-lived intangible assets that were amortized in accordance with GAAP guidelines during the periods presented relate to our purchase of customer-related and marketing-related intangibles. These intangibles had useful lives ranging from five to 10 years. Amortization of intangible assets was $0.1 million for 2007. There was no amortization expense in 2009 or 2008 as these assets were fully amortized in 2007.

M. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened during 2007 through 2009, when favorable experience primarily on casualty business led us to reduce our reserves. Based on the current assumptions used in estimating reserves, we believe that our overall reserve levels at December 31, 2009, make a reasonable provision to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

N. INSURANCE REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

O. INCOME TAXES: We file a consolidated income tax return. Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more-likely-than-not all or some of the deferred tax assets will not be realized.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in tax expense. We were notified by the IRS that they will be performing an examination of our income tax returns for tax years 2005 and 2008 and the exam began in the first quarter of 2010. In addition, tax years 2006, 2007 and 2009 remain open and could also be subject to examination.

P. EARNINGS PER SHARE: Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock or common stock equivalents were exercised or converted into common stock. When inclusion of common stock equivalents increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding the common stock equivalents.

The following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the consolidated financial statements.

(in thousands, except per share data)	Income (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2009			
Basic EPS			
Income available to common shareholders	$ 93,845	21,562	$4.35
Stock options	–	169	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 93,845	21,731	$4.32
For the year ended December 31, 2008			
Basic EPS			
Income available to common shareholders	$ 78,676	21,540	$3.65
Stock options	–	308	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 78,676	21,848	$3.60
For the year ended December 31, 2007			
Basic EPS			
Income available to common shareholders	$175,867	23,574	$7.46
Stock options	–	511	
Diluted EPS			
Income available to common shareholders and assumed conversions	$175,867	24,085	$7.30

Q. COMPREHENSIVE EARNINGS: The difference between our net earnings and our comprehensive earnings is that comprehensive earnings include unrealized gains/losses on our available-for-sale investment securities net of tax, whereas net earnings does not include such amounts, and such amounts are instead directly credited or charged against shareholders' equity. In reporting the components of comprehensive earnings on a net basis in the income statement, we have used a 35 percent tax rate. Other comprehensive income (loss), as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense (benefit) of $33.5 million, $(43.3) million and $(5.1) million, respectively, for 2009, 2008 and 2007.

R. FAIR VALUE DISCLOSURES: The following was considered in the estimation of fair value for each class of financial instruments for which it was practicable to estimate that value. We utilize a pricing service to estimate the fair value of our fixed income securities. The pricing service utilizes market quotations for bonds that have quoted prices in active markets. For those bonds that do not have quoted prices in active markets, the pricing service prepares estimates of fair value using a proprietary pricing application which includes relevant market information such as benchmark curves, benchmarks to similar securities, sector groupings and matrix pricing. The pricing service uses a model based on market inputs to develop prepayment and interest rate assumptions. In addition, the pricing service evaluates each asset class based on perceived market movements, sector news and relevant market and credit information. The estimates of fair value of fixed income investments are included in the amounts disclosed as Level 2. All but two of our 725 positions were priced through the pricing service at December 31, 2009. Both positions were priced by our custodian as an alternate pricing source. The total fair value of these two securities was less than $5 million.

For the Level 2 securities, as described above, we periodically conduct a review to assess the reasonableness of the fair values provided by our pricing service. The review consists of obtaining prices from securities brokers and comparing them to the prices provided by our pricing service. Based on this assessment, we determine that the fair values provided by our pricing service are reasonable.

For common stock, we receive prices from a nationally recognized pricing service. Prices are based on observable inputs in an active market and are therefore disclosed as Level 1.

Fair value disclosures for investments are included in note 2. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, accounts payable and short-term debt, their carrying amounts are reasonable estimates of fair value. The fair value of our long-term debt is discussed further in note 4.

S. STOCK-BASED COMPENSATION: We account for stock-based compensation pursuant to GAAP guidance regarding stock compensation which requires companies to expense the estimated fair value of employee stock options and similar awards. Guidance requires entities to measure compensation cost for awards of equity instruments to employees based on the grant-date fair value of those awards and recognize compensation expense over the service period that the awards are expected to vest.

We calculate the tax effects of share-based compensation pursuant to GAAP guidelines and under the alternative transition method. The alternative transition method included simplified methods to determine the impact on the additional paid-in capital pool ("APIC pool") and consolidated statements of cash flows of the tax effects of employee share-based compensation awards.

See note 8 for further discussion and related disclosures regarding stock options.

T. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to our day-to-day operations and to the process of preparing our consolidated financial statements. The more significant risks and uncertainties, as well as our attempt to mitigate, quantify and minimize such risks, are presented below and throughout the notes to the consolidated financial statements.

Catastrophe Exposures

Our insurance coverages include exposure to catastrophic events. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We monitor these exposures by quantifying our exposed policy limits in each region and by using computer-assisted modeling techniques. Additionally, we further limit our risk to such catastrophes through the purchase of reinsurance. In 2009, our property underwriting was supported by $350 million in excess of a $25 million first-dollar retention in traditional catastrophe reinsurance protection, subject to certain retentions by us. At January 1, 2010, we renewed our $350 million reinsured limit, subject to certain retentions by us. We actively manage our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

Environmental Exposures

We are subject to environmental claims and exposures primarily through our commercial umbrella, general liability and discontinued assumed reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we have sought to mitigate or control the extent of this exposure on the vast majority of this business through the following methods: 1) our policies include pollution exclusions that have been continually updated to further strengthen the exclusions, 2) our policies primarily cover moderate hazard risks, and 3) we began writing this business after the insurance industry became aware of the potential pollution liability exposure and sought to limit its exposure to this hazard.

In 2009, as an extension of our excess and surplus lines general liability product, we expanded our offerings into low to moderate environmental liability exposures for small contractors and asbestos and mold remediation specialists. The business unit also provides limited coverage for individually underwritten underground storage tanks. We have attempted to mitigate the overall exposure by focusing on smaller risks with low to moderate exposures. A large portion of this business is also offered on claims-made basis with relatively low limits. In addition, we have avoided risks that have large-scale exposures including petro-chemical, chemical, mining, manufacturers and other risks that might be exposed to superfund sites. We have currently written less than $1 million of premium from this new product extension, which is covered under casualty reinsurance treaties.

We have made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, we have used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

Reinsurance

Reinsurance does not discharge us from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we currently purchase reinsurance from a number of financially strong reinsurers. We provide an allowance for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

Investment Risk

Our investment portfolio is subject to market, credit and interest rate risks. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is sensitive to movements in the market. The bond portfolio is affected by interest rate changes and credit spreads. We attempt to mitigate our interest rate and credit risks by constructing a well-diversified portfolio with high-quality securities with varied maturities. Our total portfolio had a positive return of 10 percent for the year. Downturns in the financial markets could have a negative effect on our portfolio. However, we attempt to manage this risk through asset allocation and security selection.

Liquidity Risk

Liquidity is essential to our business and a key component of our concept of asset-liability matching. Our liquidity may be impaired by an inability to collect premium receivable or reinsurance recoverable balances timely, an inability to sell assets or redeem our investments, an inability to access funds from our insurance subsidiaries, unforeseen outflows of cash or large claim payments, or an inability to access debt or equity capital markets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us, or even by the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, or limit our access to the capital markets.

Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Other estimates include investment valuation and OTTIs, the collectibility of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets and volatile equity markets have combined to increase the uncertainty inherent in such estimates and assumptions. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on our expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

External Factors

Our insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various coverages. We are also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated.

The National Association of Insurance Commissioners (NAIC) has developed Property/Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries' internal capital requirements and the NAIC's RBC developments. As of December 31, 2009, we have determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, S&P and Moody's. Their ratings reflect their opinions of an insurance company's and an insurance holding company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders.

2. INVESTMENTS

A summary of net investment income is as follows:

NET INVESTMENT INCOME

(in thousands)	2009	2008	2007
Interest on fixed income securities	$63,104	$68,290	$69,481
Dividends on equity securities	7,965	13,863	12,252
Interest on short-term investments	591	1,484	2,716
Gross investment income	71,660	83,637	84,449
Less investment expenses	(4,314)	(4,651)	(5,548)
Net investment income	$67,346	$78,986	$78,901

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

REALIZED/UNREALIZED GAINS

(in thousands)	2009	2008	2007
Net realized investment gains (losses)			
Fixed income			
Available-for-sale	$ 11,196	$ 3,583	$ (966)
Available-for-sale OTTI	(4,578)	(11,933)	–
Held-to-maturity	70	270	89
Trading	67	(123)	(103)
Equity securities	21,350	25,534	29,863
Equity securities OTTI	(40,715)	(64,232)	–
Other	(145)	163	83
Total	(12,755)	(46,738)	28,966
Net changes in unrealized gains (losses) on investments			
Fixed income			
Available-for-sale	45,777	(21,032)	14,020
Held-to-maturity	(3,468)	(425)	(395)
Equity securities	49,504	(102,575)	(28,669)
Total	91,813	(124,032)	(15,044)
Net realized investment gains (losses) and changes in unrealized gains (losses) on investments	$ 79,058	$(170,770)	$13,922

During 2009, we recorded $12.8 million in net realized losses and the portfolio experienced unrealized gains of $91.8 million. For 2009, the net realized investment losses and changes in unrealized gains (losses) on investments totaled $79.1 million. The majority of our net realized losses were due to impairments in our equity portfolio during the first quarter. Both the equity and fixed income portfolios have seen a large change in unrealized gains as equity markets recovered and bond spreads tightened throughout the year.

The following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities.

In 2008, we inadvertently sold three fixed income positions ($5.2 million) designated as held-to-maturity. From a custodial perspective, these securities were held with our available-for-sale portfolio. These transactions generated a realized gain of $0.2 million. To mitigate the likelihood of this event reoccurring, we opened new custodial accounts to segregate our held-to-maturity investments from our available-for-sale investments.

(in thousands)	Proceeds From Sales	Gross Realized Gains	Gross Realized Losses	Net Realized Gain (Loss)
SALES				
2009 –				
Available-for-sale	$230,604	$11,224	$ (1,598)	$9,626
Held-to-maturity	–	–	–	–
Trading	10,264	336	(269)	67
Equities	178,098	21,350	(14,481)	6,869
2008 –				
Available-for-sale	$143,074	$ 4,269	$ (3,759)	$510
Held-to-maturity	5,230	179	–	179
Trading	10,885	241	(312)	(71)
Equities	89,032	25,959	(30,806)	(4,847)
2007 –				
Available-for-sale	$ 99,360	$ 452	$ (1,435)	$ (983)
Trading	6,619	25	(128)	(103)
Equities	77,040	32,347	(2,484)	29,863
CALLS/MATURITIES				
2009 –				
Available-for-sale	$390,044	169	(11)	158
Held-to-maturity	60,412	70	–	70
Trading	628	–	–	–
2008 –				
Available-for-sale	$327,462	$137	$ –	$137
Held-to-maturity	28,870	92	(1)	91
Trading	1,561	1	–	1
2007 –				
Available-for-sale	$199,427	$ 38	$(21)	$ 17
Held-to-maturity	32,722	89	–	89
Trading	1,309	–	–	–

FAIR VALUE MEASUREMENTS

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We determined the fair values of certain financial instruments based on the fair value hierarchy. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

Level 1: quoted price (unadjusted) in active markets for identical assets

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument

Level 3: inputs to the valuation methodology are unobservable for the asset or liability

To measure fair value, we obtain quoted market prices based on observable inputs for our investment securities. If a quoted market price is not available, we use quoted market prices based on observable inputs of similar securities.

Assets measured at fair value on a recurring basis as of December 31, 2009, are summarized below:

(in thousands)	Quoted in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Trading securities	$ –	$ 941	–	$ 941
Available-for-sale securities	262,693	1,273,518	–	1,536,211
Total	$262,693	$1,274,459	–	$1,537,152

Assets measured at fair value on a recurring basis as of December 31, 2008, are summarized below:

(in thousands)	Quoted in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Trading securities	$ –	$ 10,020	–	$ 10,020
Available-for-sale securities	286,790	1,224,215	–	1,511,005
Total	$286,790	$1,234,235	–	$1,521,025

As noted in the above tables, we did not have any assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2009 and 2008.

In addition, the following is a schedule of amortized costs and estimated fair values of investments in fixed income and equity securities as of December 31, 2009 and 2008:

(in thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2009				
AVAILABLE-FOR-SALE				
U.S. government	$ 5,439	$ 5,682	$ 243	$ –
Non-U.S. government	945	934	–	(11)
U.S. agencies	135,554	134,832	850	(1,572)
Mtge/ABS/CMO*	283,658	291,744	8,586	(500)
Corporate	423,042	438,289	16,901	(1,654)
States, political subdivisions & revenues	391,565	402,037	11,227	(755)
Fixed maturities	1,240,203	1,273,518	37,807	(4,492)
Equity securities	177,681	262,693	85,467	(455)
Total available-for-sale	$1,417,884	$1,536,211	$123,274	$(4,947)
HELD-TO-MATURITY				
U.S. government	$ –	$ –	$ –	$ –
U.S. agencies	200,064	197,848	732	(2,948)
States, political subdivisions & revenues	10,824	11,171	347	–
Total held-to-maturity	$ 210,888	$ 209,019	$ 1,079	$(2,948)
TRADING**				
U.S. government	$ 158	$ 147	–	–
U.S. agencies	–	–	–	–
Mtge/ABS/CMO*	731	691	–	–
Corporate	105	103	–	–
States, political subdivisions & revenues	–	–	–	–
Total trading	$ 994	$ 941	$ –	$ –
Total	$1,629,766	$1,746,171	$124,353	$(7,895)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

(in thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2008				
AVAILABLE-FOR-SALE				
U.S. government	$ 6,596	$ 7,065	$ 469	$ –
Non-U.S. government	–	–	–	–
U.S. agencies	285,937	288,177	2,664	(424)
Mtge/ABS/CMO*	233,275	231,522	4,239	(5,992)
Corporate	287,557	270,164	2,647	(20,040)
States, political subdivisions & revenues	423,311	427,287	8,841	(4,865)
Fixed maturities	1,236,676	1,224,215	18,860	(31,321)
Equity securities	251,283	286,790	63,063	(27,556)
Total available-for-sale	$1,487,959	$1,511,005	$81,923	$(58,877)
HELD-TO-MATURITY				
U.S. government	$ 4,916	$ 5,019	$ 103	$ –
U.S. agencies	8,960	9,916	956	–
States, political subdivisions & revenues	25,945	26,486	541	–
Total held-to-maturity	$ 39,821	$ 41,421	$ 1,600	$ –
TRADING**				
U.S. government	$ 1,150	$ 1,312	–	–
U.S. agencies	–	–	–	–
Mtge/ABS/CMO*	6,097	5,881	–	–
Corporate	2,935	2,722	–	–
States, political subdivisions & revenues	100	105	–	–
Total trading	$ 10,282	$ 10,020	–	–
Total	$1,538,062	$1,562,446	$ 83,523	$(58,877)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

Agency Bonds

Unrealized losses in the agency bond portfolio were caused by interest rate changes, particularly in the last month of the year. All but one bond in the portfolio is rated AAA. We believe it is probable that we will receive all contractual payments in the form of principal and interest. Additionally, we have the ability and intent to hold these investments until recovery, thus we do not consider these investments to be other-than-temporarily impaired at December 31, 2009.

MBS/ABS/CMO

Our mortgage-backed securities (MBS) are issued by Government Sponsored Enterprises (GSE), including FNMA and FHLMC. All carry the highest credit rating by one or more major rating agency. As of December 31, 2009, we did not own any subprime residential mortgage bonds. Our asset-backed securities (ABS) are comprised of rate reduction utility bonds and all carry the highest credit rating available by two major rating agencies. Our collateralized mortgage obligations (CMO) are all rated AAA by one or more major rating agencies. All of these securities have demonstrated the ability to make all contractual or estimated cash flows in the form of principal or interest. We have the ability and intent to hold these investments until recovery in value, and do not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Corporate Bonds

Corporate bond rates tightened throughout 2009. Because of this, unrealized losses in the corporate bond portfolio decreased significantly relative to 2008 unrealized losses, which were caused by increased interest rate spreads due to the financial crisis and slowing economy. The corporate bond portfolio has an overall rating of A and we believe it is probable that we will receive all contractual payments in the form of principal and interest. In addition, we have the ability and intent to hold these investments until a recovery in value, which may be maturity. We do not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Equity Securities

Our equity portfolio consists of common stocks and exchange traded funds (ETF). The unrealized loss is contained to five securities with a fair value of $14.2 million and an unrealized loss of $0.5 million. We eliminated our more volatile equities, including preferred stocks and a high yield municipal bond fund, during the first quarter of 2009. Given our expectation of recovery to cost within a reasonable period of time, we do not consider any of our equities to be other-than-temporarily impaired.

The amortized cost and estimated fair value of fixed income securities at December 31, 2009, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Fair Value
AVAILABLE-FOR-SALE		
Due in one year or less	$ 23,589	$ 23,939
Due after one year through five years	234,398	245,600
Due after five years through 10 years	429,980	442,039
Due after 10 years	268,577	270,196
Mtge/ABS/CMO*	283,659	291,744
Total available-for-sale	$1,240,203	$1,273,518
HELD-TO-MATURITY		
Due in one year or less	$ 2,220	$ 2,223
Due after one year through five years	24,619	25,552
Due after five years through 10 years	110,629	109,568
Due after 10 years	73,420	71,676
Total held-to-maturity	$ 210,888	$ 209,019
TRADING		
Due in one year or less	$ –	$ –
Due after one year through five years	54	54
Due after five years through 10 years	210	196
Due after 10 years	–	–
Mtge/ABS/CMO*	730	691
Total trading	$ 994	$ 941
TOTAL FIXED INCOME		
Due in one year or less	$ 25,809	$ 26,162
Due after one year through five years	259,071	271,206
Due after five years through 10 years	540,819	551,803
Due after 10 years	341,997	341,872
Mtge/ABS/CMO*	284,389	292,435
Grand total	$1,452,085	$1,483,478

*Mortgage-backed, asset-backed & collateralized mortgage obligations

Expected maturities may differ from contractual maturities due to call provisions on some existing securities and prepayment features on MBS, ABS and CMOs. At December 31, 2009, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $118.3 million. At December 31, 2008, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $23.0 million.

The following tables are also used as part of our impairment analysis and illustrate the total value of securities that were in an unrealized loss position as of December 31, 2009, and December 31, 2008, respectively. These tables segregate the securities based on type, noting the fair value, cost (or amortized cost) and unrealized loss on each category of investment as well as in total. The tables further classify the securities based on the length of time they have been in an unrealized loss position.

DECEMBER 31, 2009 (in thousands)	<12 Mos.	12 Mos. & Greater	Total
U.S. Government			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
Non-U.S. Government			
Fair value	$ 934	$ –	$ 934
Cost or amortized cost	945	–	945
Unrealized loss	(11)	–	(11)
U.S. Agency			
Fair value	$248,507	$ –	$248,507
Cost or amortized cost	253,027	–	253,027
Unrealized loss	(4,520)	–	(4,520)
Mortgage Backed			
Fair value	$ 24,931	$ –	$ 24,931
Cost or amortized cost	25,302	–	25,302
Unrealized loss	(371)	–	(371)
ABS/CMO*			
Fair value	$ 4,587	$ 3,255	$ 7,842
Cost or amortized cost	4,640	3,331	7,971
Unrealized loss	(53)	(76)	(129)
Corporate			
Fair value	$ 68,436	$ 8,420	$ 76,856
Cost or amortized cost	69,541	8,969	78,510
Unrealized loss	(1,105)	(549)	(1,654)
States, political subdivisions and revenues			
Fair value	$ 72,922	$ 7,028	$ 79,950
Cost or amortized cost	73,531	7,174	80,705
Unrealized loss	(609)	(146)	(755)
Subtotal, debt securities			
Fair value	$420,317	$18,703	$439,020
Cost or amortized cost	426,986	19,474	446,460
Unrealized loss	(6,669)	(771)	(7,440)
Common stock			
Fair value	$ 11,720	$ 2,468	$ 14,188
Cost or amortized cost	12,019	2,624	14,643
Unrealized loss	(299)	(156)	(455)
Preferred stock			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
Total			
Fair value	$432,037	$21,171	$453,208
Cost or amortized cost	439,005	22,098	461,103
Unrealized loss	(6,968)	(927)	(7,895)

*Asset-backed & collateralized mortgage obligations

DECEMBER 31, 2008 (in thousands)	<12 Mos.	12 Mos. & Greater	Total
U.S. Government			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
Non-U.S. Government			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	–	–	–
U.S. Agency			
Fair value	$ 34,955	$ –	$ 34,955
Cost or amortized cost	35,379	–	35,379
Unrealized loss	(424)	–	(424)
Mortgage Backed			
Fair value	$ 61	$ –	$ 61
Cost or amortized cost	61	–	61
Unrealized loss	–	–	–
ABS/CMO*			
Fair value	$ 23,191	$32,020	$ 55,211
Cost or amortized cost	24,570	36,633	61,203
Unrealized loss	(1,379)	(4,613)	(5,992)
Corporate			
Fair value	$135,865	$32,737	$168,602
Cost or amortized cost	149,935	38,707	188,642
Unrealized loss	(14,070)	(5,970)	(20,040)
States, political subdivisions and revenues			
Fair value	$123,464	$23,301	$146,765
Cost or amortized cost	127,049	24,581	151,630
Unrealized loss	(3,585)	(1,280)	(4,865)
Subtotal, debt securities			
Fair value	$317,536	$88,058	$405,594
Cost or amortized cost	336,994	99,921	436,915
Unrealized loss	(19,458)	(11,863)	(31,321)
Common stock			
Fair value	$ 81,192	$14,126	$ 95,318
Cost or amortized cost	103,465	19,151	122,616
Unrealized loss	(22,273)	(5,025)	(27,298)
Preferred stock			
Fair value	$ 2,613	$ –	$ 2,613
Cost or amortized cost	2,871	–	2,871
Unrealized loss	(258)	–	(258)
Total			
Fair value	$401,341	$102,184	$503,525
Cost or amortized cost	443,330	119,072	562,402
Unrealized loss	(41,989)	(16,888)	(58,877)

*Asset-backed & collateralized mortgage obligations

As of December 31, 2009, we held five common stocks that were in unrealized loss positions. The total unrealized loss on these securities was $0.5 million. In considering both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss position of greater than 20 percent for more than six consecutive months. The fixed income portfolio contained 135 securities at a loss as of December 31, 2009. Of these 135 securities, 12 have been in an unrealized loss position for 12 consecutive months or longer and these collectively represent $0.8 million in unrealized losses. The fixed income unrealized losses can be primarily attributed to spreads widening in the corporate, municipal and mortgage-backed security markets at the end of 2009. We have the ability and intent to hold these securities to maturity. In addition, we continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. We consider price declines of securities in our OTTI analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates.

Key factors that we consider in the evaluation of credit quality include:

- Changes in technology that may impair the earnings potential of the investment,
- The discontinuance of a segment of the business that may affect the future earnings potential,
- Reduction or elimination of dividends,
- Specific concerns related to the issuer's industry or geographic area of operation,
- Significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and
- Downgrade in credit quality by a major rating agency.

Based on our analysis, we've concluded that the securities in an unrealized loss position are not other-than-temporarily impaired.

During 2009, we recognized impairment losses of $45.3 million. This total includes declines of $40.7 million in equities and $4.6 million in fixed income securities. Of the total charge, $38.6 million came during the first quarter as the overall market continued its downward trend. Less than $0.1 million was impaired during the second half of 2009. During 2008, we recognized impairment losses of $76.2 million. There were no losses associated with the OTTI of securities in 2007.

We completely exited our securities lending program as of June 30, 2009. At December 31, 2008, fixed maturities with a fair value of $15.4 million were loaned.

As required by law, certain fixed maturities and short-term investments amounting to $17.8 million at December 31, 2009, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities held in trust amounting to $0.9 million at December 31, 2009. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2009	2008	2007
Deferred policy acquisition costs, beginning of year	$ 78,520	$ 78,882	$ 73,817
Deferred:			
Direct commissions	100,727	110,985	119,344
Premium taxes	6,596	7,663	6,902
Other direct underwriting expenses	69,496	65,270	60,695
Ceding commissions	(26,156)	(27,438)	(31,454)
Net deferred	150,663	156,480	155,487
Amortized	153,303	156,842	150,422
Deferred policy acquisition costs, end of year	$ 75,880	$ 78,520	$ 78,882
Policy acquisition costs:			
Amortized to expense	153,303	156,842	150,422
Period costs:			
Ceding commission - contingent	(1,998)	(2,683)	(3,334)
Other	10,715	9,161	8,522
Total policy acquisition costs	$162,020	$163,320	$155,610

4. DEBT

As of December 31, 2009, outstanding debt balances totaled $100.0 million, all of which was our long-term senior notes. The senior notes are rated Baa2 by Moody's and BBB+ by S&P.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount is being charged to income over the life of the debt on an effective-yield basis. Of the proceeds, capital contributions totaling $65.0 million were made to our insurance subsidiaries to increase their statutory surplus. The balance of the proceeds was used by the holding company to fund investment and operating activities. The estimated fair value for the senior note is $101.0 million. The fair value of our long-term debt is estimated based on the limited observable prices that reflect thinly traded securities.

As of December 31, 2009, we had no short-term debt outstanding, consistent with short-term debt balances as of December 31, 2008. We maintain a revolving line of credit with JP Morgan which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. This facility has a three-year term that expires on May 31, 2011. As of December 31, 2009, no amounts were outstanding on this facility.

We incurred interest expense on debt at the following average interest rates for 2009, 2008 and 2007:

	2009	2008	2007
Line of credit	–	–	–
Reverse repurchase agreements	–	3.42%	5.15%
Total short-term debt	–	3.42%	5.15%
Senior notes	6.02%	6.02%	6.02%
Total debt	6.02%	5.60%	5.88%

Interest paid on outstanding debt for 2009, 2008 and 2007, amounted to $6.0 million, $6.7 million and $7.0 million, respectively.

5. REINSURANCE

In the ordinary course of business, the insurance subsidiaries assume and cede premiums with other insurance companies. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk (known as facultative reinsurance). In addition, there are several types of treaties including: quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow us to pursue greater diversification of business and serve to limit the maximum net loss to a single event, such as catastrophes. Through the quantification of exposed policy limits in each region and the extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Through the purchase of reinsurance, we also generally limit our net loss on any individual risk to a maximum of $2.0 million, although retentions can range from $0.5 million to $7.5 million.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2009	2008	2007
WRITTEN			
Direct	$614,887	$673,226	$734,287
Reinsurance assumed	16,313	7,943	5,047
Reinsurance ceded	(161,284)	(167,713)	(200,571)
Net	$469,916	$513,456	$538,763
EARNED			
Direct	$640,034	$695,824	$765,894
Reinsurance assumed	14,289	5,218	5,729
Reinsurance ceded	(162,362)	(172,278)	(227,145)
Net	$491,961	$528,764	$544,478
LOSSES AND SETTLEMENT EXPENSES INCURRED			
Direct	$245,671	$234,121	$180,140
Reinsurance assumed	9,696	7,399	7,746
Reinsurance ceded	(51,979)	5,654	2,982
Net	$203,388	$247,174	$190,868

The direct incurred losses shown in the table above have increased the last two years. However, significant adjustments to our loss reserve methodologies two years ago caused the 2007 number to be much smaller than comparable amounts for previous years. 2009 and 2008 represent a return to more normal levels. The assumed number is higher in 2009 because of growth in our property reinsurance business. The ceded number for 2009 reflects a return to the more normal situation in which ceded reinsurance provides a benefit to net incurred losses. In 2008 and 2007, the effects of favorable emergence were unusually significant for ceded reserves causing the positive numbers in the table. The net amounts decreased for 2009 due to a combination of lower earned premiums and a lower loss ratio.

At December 31, 2009, we had prepaid reinsurance premiums on paid and unpaid losses and settlement expenses totaling $370.6 million. More than 91 percent of our reinsurance recoverables are due from companies rated "A" or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, after consideration of collateral, from our top 10 reinsurers, as of December 31, 2009. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders' equity.

REINSURER (in thousands)	Amounts Recoverable	A.M Best Rating	S&P Rating
Munich Re America / HSB	$60,053	A+, Superior	AA-, Very Strong
Endurance Re	47,488	A, Excellent	A, Strong
Swiss Re / Westport Ins. Corp.	35,033	A, Excellent	A+, Strong
Axis Re	34,586	A, Excellent	A+, Strong
Berkley Insurance Co.	25,001	A+, Superior	A+, Strong
General Cologne Re	22,871	A++, Superior	AAA, Extremely Strong
Transatlantic Re	18,980	A, Excellent	A+, Strong
Toa-Re	17,885	A, Excellent	A+, Strong
Aspen UK Ltd.	16,227	A, Excellent	A, Strong
Lloyds of London	14,537	A, Excellent	A+, Strong

6. HISTORICAL LOSS AND LAE DEVELOPMENT

The table which follows is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2009, 2008 and 2007.

(in thousands)	2009	2008	2007
Unpaid losses and LAE at beginning of year:			
Gross	$1,159,311	$1,192,178	$1,318,777
Ceded	(350,284)	(417,250)	(525,671)
Net	$ 809,027	$ 774,928	$ 793,106
Increase (decrease) in incurred losses and LAE:			
Current accident year	$ 269,965	$ 309,512	$ 296,047
Prior accident years	(66,577)	(62,338)	(105,179)
Total incurred	$ 203,388	$ 247,174	$ 190,868
Loss and LAE payments for claims incurred:			
Current accident year	$ (41,890)	$ (51,599)	$ (46,598)
Prior accident year	(160,457)	(161,476)	(162,448)
Total paid	$ (202,347)	$ (213,075)	$ (209,046)
Net unpaid losses and LAE at end of year	$ 810,068	$ 809,027	$ 774,928
Unpaid losses and LAE at end of year:			
Gross	1,146,460	1,159,311	1,192,178
Ceded	(336,392)	(350,284)	(417,250)
Net	$ 810,068	$ 809,027	$ 774,928

The deviations from our initial reserve estimates appeared as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information, and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is therefore continually updated and revised as this process takes place until all claims in a defined set of claims are settled. As a relatively small insurer, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us, and interpret any particular period's indications with a realistic technical understanding of the reliability of those observations.

The table below summarizes our prior accident years' loss reserve development by segment for 2009, 2008 and 2007:

(FAVORABLE)/UNFAVORABLE RESERVE DEVELOPMENT BY SEGMENT

(in thousands)	2009	2008	2007
Casualty	$(65,523)	$(50,562)	$ (87,397)
Property	3,434	(6,646)	(6,690)
Surety	(4,488)	(5,130)	(11,092)
Total	$(66,577)	$(62,338)	$(105,179)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2009. During 2009, we experienced favorable loss emergence from prior years' reserve estimates across our casualty and surety segments, which were partially offset by unfavorable loss emergence in our property segment. For our casualty segment, we experienced $65.5 million of favorable development, predominantly from the accident years 2003 through 2008. In retrospect, the expected loss ratios initially used to set booked reserves for these accident years proved to be conservative, which resulted in loss emergence significantly lower than expected. This was predominantly caused by favorable frequency and severity trends that were considerably less than we would expect over the long term. This was particularly true for our general liability, personal umbrella and transportation products, which experienced favorable loss development of $38.2 million, $11.2 million and $10.1 million, respectively. The construction class was the largest contributor to the favorable emergence in the general liability product. We also saw favorable loss emergence across almost all of our casualty products including our commercial umbrella products and executive products group (D&O/E&O). Offsetting this favorable trend, our program business experienced $4.5 million of unfavorable prior years' loss development during the year, almost all in the 2008 accident year. We have re-underwritten and downsized this product offering during 2009. We also realized $5.2 million of unfavorable development from some runoff casualty business from accident year 1987 related to environmental and asbestos exposures and resulting changes in collectibility estimates.

Our property segment realized $3.4 million of unfavorable loss development in 2009. Most of this emergence was in accident years 2007 and 2008 and the direct result of the longer-tailed coverage within our marine business. We entered the marine business in 2005 and it had grown steadily until the first half of 2009. We had relied extensively on external loss development patterns to that point. Our losses have developed much more slowly than would be expected particularly in the hull, protection & indemnity and marine liability lines. As a result, we booked $11.4 million of adverse development on prior years' reserves. We took underwriting action in 2009, exiting certain heavy commercial segments of the book and reorganizing the business. Offsetting the marine development was favorable development on catastrophes including $4.2 million from the 2008 hurricanes and Midwest flood. We also observed favorable loss emergence in our fire and runoff construction businesses.

Our surety segment experienced $4.5 million of favorable emergence in 2009. Almost all of the favorable emergence was from the 2008 accident year. Very little observed loss severity in the commercial surety product resulted in $1.5 million of favorable emergence. Continued improvement in our contract surety loss ratio resulting from past re-underwriting of the business led to $3.4 million of favorable loss reserve development. We continue to watch these products closely as they can be significantly impacted by economic downturns; however, there has been no impact to loss frequency or severity to this point.

2008. During 2008, we experienced favorable loss emergence from prior years' reserve estimates across all of our segments. For our casualty segment, we experienced $50.6 million of favorable development, predominantly from the accident years 2002 through 2006. In retrospect, the expected loss ratios initially used to set booked reserves for these accident years proved to be conservative, which resulted in loss emergence significantly lower than expected. This was particularly true for our general liability, personal umbrella and commercial umbrella products, which experienced favorable loss development of $33.1 million, $12.7 million and $11.8 million, respectively. The construction class was the largest contributor to the favorable emergence in the general liability product. In addition, our program business experienced $9.3 million of unfavorable prior years' loss development during the year, mostly isolated in accident years 2004 through 2007. Our experience in the liquor liability class has been particularly adverse. In the past, we relied on external loss development patterns that have not proven predictive of actual emergence. As a result, this class was re-underwritten and we implemented a more stringent reserving approach in 2008.

Our property segment realized $6.6 million of favorable loss development in 2008. Most of this emergence was in accident years 2005 through 2007. The construction and fire products were the drivers of the favorable emergence, recording $4.4 million and $4.2 million, respectively. The construction business was in run-off for three years and recent experience was much better than expected, with a reduction in both frequency and severity of claims. Only a handful of contracts remain open and we observed little new activity from this product line. Our fire product saw favorable emergence from the 2007 accident year, as our year-end 2007 reserves developed more favorably than originally estimated.

Our surety segment experienced $5.1 million of favorable emergence. Almost all of the favorable emergence was from the 2007 accident year. Very little observed loss severity in the commercial surety product resulted in $1.7 million of favorable emergence. Continued improvement in our contract surety loss ratio resulting from past re-underwriting of the business led to $2.5 million of favorable loss reserve development.

2007. We periodically review our loss reserve estimates and underlying actuarial reserving methodologies in order to assess their accuracy and suitability, and to benchmark our reserving practices against industry best practices. A detailed assessment of recent trends and reserve risk factors was undertaken in 2007. As part of our reviews, we performed a more detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information.

Our analyses also revealed that our quarterly actuarial reserve estimates over recent historical periods had shown a downward trend as a result of a moderating loss trend environment, improvements in policy terms and conditions and a favorable underlying exposure mix that occurred during the hard market period from 2001 through 2004.

Based on this review, we made certain refinements to our reserving methodologies to include a more detailed consideration of the impact of risk factors on total recorded reserves through increased internal dialogue among the claim, underwriting, risk management and actuarial departments, greater transparency of the actuarial process and results, and improved reserving diagnostics. Overall, these enhancements and improved information provide better and faster feedback to management regarding loss development resulting in greater overall confidence in the actuarial estimates. This and the increased stability in our business in the last few years diminished the needed level of carried reserves above the actuarial point estimate. We believe that these reserve methodology enhancements improved the overall accuracy of our best estimate of loss and LAE reserves. Over half of the favorable prior years' loss development was the result of this detailed assessment and resulting changes in our booked reserves.

Our casualty segment was most impacted by prior years' loss development realizing a total of $87.4 million of favorable emergence. All casualty products were impacted by the enhanced risk assessment previously mentioned. Our general liability, transportation, personal umbrella and professional liability products realized favorable development of $42.5 million, $19.6 million, $10.5 million and $8.1 million, respectively. This favorable emergence was concentrated in accident years 2004 through 2006. As a result of significant favorable loss development observed over the past several years for our general liability product, we reassessed the expected loss ratios used in our actuarial analysis and subsequently lowered them for the construction classes. For our transportation and personal umbrella products, we reassessed and subsequently lowered the loss development factors in our analysis, reflecting our observation that the emergence patterns were more favorable than previously anticipated. Finally, our professional liability products realized actual loss emergence much more favorably than expected.

The property segment realized $6.7 million of favorable prior years' development. The favorable emergence was realized across almost all of our property products, predominantly in accident years 2005 and 2006. We also executed a favorable reinsurance commutation impacting accident years prior to 2000.

The surety segment realized $11.1 million of favorable prior years' development. Almost all of the development was the result of the risk reassessment and reflection of significantly lower reserve risk after achieving settlement with the larger banks involved in the CMC litigation (see note 10 of the 2007 annual report for more details).

ENVIRONMENTAL, ASBESTOS AND MASS TORT EXPOSURES

We are subject to environmental site cleanup, asbestos removal and mass tort claims and exposures through our commercial umbrella, general liability and discontinued assumed casualty reinsurance lines of business. The majority of the exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business.

The following table represents inception-to-date paid and unpaid environmental, asbestos and mass tort claims data (including incurred but not reported losses) as of December 31, 2009, 2008 and 2007:

(in thousands)	2009	2008	2007
LOSS AND LAE PAYMENTS			
Gross	$75,544	$70,210	$56,060
Ceded	(41,639)	(39,143)	(30,607)
Net	$33,905	$31,067	$25,453
UNPAID LOSSES AND LAE AT END OF YEAR			
Gross	$68,198	$65,583	$67,891
Ceded	(20,142)	(20,407)	(29,198)
Net	$48,056	$45,176	$38,693

Our environmental, asbestos and mass tort exposure is limited, relative to other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions.

During 2009, the increase in inception-to-date gross loss payments was significantly less than we experienced in 2008, but still greater than in 2007. Of particular note was a mass tort claim from accident year 2005 against an insured hotel involving carbon monoxide discharge. This resulted in payments of $1.6 million direct and $0.8 million net; approximately the same amounts as the case reserves established in 2008. Also, a marine liability claim from accident year 2007 involving a fuel spill resulted in payments of $0.3 million direct and net.

The increase in reserves over last year is driven primarily by claim activity from the 1980s associated with Underwriter's Indemnity Company which we purchased in 1999. In recent years, we have had unexpected claim activity from this book of business, which caused us to add $4.7 million of both direct and net IBNR in 2009. Claim activity was lower in 2009 than in 2008 and 2007, but we are still receiving new claim notifications.

During 2008, payment activity was more than we experienced in 2007, which was not surprising, given the increased amount of case reserve activity during 2007. However, we did not observe a corresponding decrease in case reserves, as gross case reserves decreased by only $4.8 million while net case reserves increased by $0.5 million. Much of the reported adverse development can be tied to a small number of claims. Two related asbestos claims from our assumed reinsurance book accounted for $2.7 million in gross emergence and $2.1 million in net emergence with large payments being made. In light of these two asbestos claims and the aforementioned mass tort claim, we decided to strengthen our IBNR position.

While our environmental exposure is limited, the ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on such issues as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2009	2008
Deferred tax assets:		
Tax discounting of claim reserves	$ 31,797	$32,728
Unearned premium offset	17,300	18,843
Deferred compensation	4,731	5,035
Stock option expense	2,558	1,548
Net unrealized depreciation of securities	–	4,912
Other	427	416
Deferred tax assets before allowance	56,813	63,482
Less valuation allowance	–	–
Total deferred tax assets	$ 56,813	$63,482
Deferred tax liabilities:		
Net unrealized appreciation of securities	$ 41,044	$ –
Deferred policy acquisition costs	26,558	27,482
Book/tax depreciation	1,649	1,823
Undistributed earnings of unconsolidated investee	11,721	9,773
Other	140	263
Total deferred tax liabilities	81,112	39,341
Net deferred tax asset (liability)	$(24,299)	$24,141

Income tax expense attributable to income from operations for the years ended December 31, 2009, 2008 and 2007, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2009	2008	2007
Provision for income taxes at the statutory federal tax rates	$46,353	$37,309	$89,067
Increase (reduction) in taxes resulting from:			
Dividends received deduction	(1,449)	(1,830)	(1,815)
ESOP dividends paid deduction	(563)	(508)	(471)
Tax-exempt interest income	(5,171)	(6,418)	(6,276)
Non-recurring tax benefit	–	–	(2,356)
Other items, net	(578)	(631)	460
Total	$38,592	$27,922	$78,609

Our effective tax rates were 29.1 percent, 26.2 percent and 30.9 percent for 2009, 2008 and 2007, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2009 was higher than 2008 due to an increase in underwriting income and a significant reduction in net realized losses, which were taxed at 35.0 percent. In addition, changes in items that are non-taxable, such as tax-exempt interest income, impact the effective tax rate. Partially offsetting tax expense in 2007 was a $2.4 million tax benefit recorded in the third quarter to reflect the benefit expected to be realized upon the future payment of certain accrued compensation.

Our net earnings include equity in earnings of unconsolidated investee. This investee does not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 35 percent. In the third quarter of 2008, we received a $4.0 million dividend from Maui Jim. In accordance with GAAP guidelines on income taxes, we recognized a $1.1 million tax benefit in 2008 from applying the lower tax rate applicable to affiliated dividends as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the other items, net caption in the previous table. No dividends were received from Maui Jim during 2009, nor do we anticipate dividends in future periods as we expect to recover our investment through means other than receipt of dividends. We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35 percent. We believe it is more-likely-than-not that all deferred tax assets will be recovered given the carry back availability as well as the results of future operations, which will generate sufficient taxable income to realize the deferred tax asset. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35 percent.

Federal and state income taxes paid in 2009, 2008 and 2007, amounted to $30.8 million, $31.6 million and $87.8 million, respectively.

8. EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP, 401(K) AND BONUS AND INCENTIVE PLANS

We maintain an Employee Stock Ownership Plan (ESOP), 401(k) and bonus and incentive plans covering executives, managers and associates. At the board's discretion, funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity and Market Value Potential (MVP). MVP is a compensation model that measures comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates correspond with those of our shareholders.

Our 401(k) plan allows voluntary contributions by employees and permits ESOP diversification transfers for employees meeting certain age or service requirements. We provide a basic 401(k) contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401(k), subject to the achievement of certain overall financial goals. For plan years prior to 2007, profit-sharing contributions were subject to a five-year cliff vest. For plan year 2007 and later, contributions vest after three years of service.

Our ESOP and 401(k) cover all employees meeting eligibility requirements. ESOP and 401(k) profit-sharing contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $8.7 million, $8.8 million and $9.8 million, respectively, for 2009, 2008 and 2007.

During 2009, the ESOP purchased 103,357 shares of RLI treasury stock at an average price of $55.60 ($5.7 million) relating to the contribution for plan year 2008. Shares held by the ESOP as of December 31, 2009, totaled 1,492,203 and are treated as outstanding in computing our earnings per share. During 2008, the ESOP purchased 118,902 shares of RLI stock on the open market at an average price of $53.85 ($6.4 million) relating to the contribution for plan year 2007. During 2007, the ESOP purchased 90,561 shares of RLI stock on the open market at an average price of $57.92 ($5.2 million) relating to the contribution for plan year 2006.

Annual bonuses are awarded to executives, managers and associates through our incentive plans, provided certain financial and operational goals are met. Annual expenses for these incentive plans totaled $15.5 million, $4.6 million and $15.8 million for 2009, 2008 and 2007, respectively.

DEFERRED COMPENSATION

We maintain rabbi trusts for deferred compensation plans for directors, key employees and executive officers through which our shares are purchased. GAAP guidelines prescribe an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock.

In 2009, the trusts purchased 13,580 shares of our common stock on the open market at an average price of $51.96 ($0.7 million). In 2008, the trusts purchased 18,496 shares of common stock on the open market at an average price of $51.62 ($1.0 million). In 2007, the trusts purchased 13,013 shares of our common stock on the open market at an average price of $56.76 ($0.7 million). At December 31, 2009, the trusts' assets were valued at $17.4 million.

STOCK OPTION AND STOCK PLANS

During 1995, we adopted and the shareholders approved a tax-favored incentive stock option plan (the incentive plan). During 1997, the shareholders approved the Outside Directors' Stock Option Plan (the directors' plan). Normal vesting for options granted was pro rata over five years under the incentive plan and pro rata over three years under the directors' plan with a 10-year life for both plans. The plans provided for grants of up to 3,125,000 shares under the incentive plan and 500,000 shares under the directors' plan. Through May 5, 2005, we had granted 2,640,188 options under these plans.

In 2005, we adopted and shareholders approved the RLI Corp. Omnibus Stock Plan (omnibus plan). In conjunction with the adoption of this plan, effective May 5, 2005, options were no longer granted under the two other option plans previously in existence. The purpose of the omnibus plan is to promote our interests and those of our shareholders by providing our key personnel an opportunity to acquire a proprietary interest in the company and reward them for achieving a high level of corporate performance and to encourage our continued success and growth. Awards under the omnibus plan may be in the form of restricted stock, stock options (both incentive and non-qualified), stock appreciation rights, performance units, as well as other stock based awards. Eligibility under the omnibus plan is limited to our employees or employees of any affiliate and to individuals or entities who are not employees but who provide services to us or an affiliate, including services provided in the capacity of consultant, advisor or director. The granting of awards under the plan is solely at the discretion of the executive resources committee and the board of directors. The total number of shares of common stock available for distribution under the omnibus plan may not exceed 1,500,000 shares (subject to adjustment for changes in our capitalization). Since 2005, we have granted 1,209,100 stock options under this plan, including 261,000 in 2009.

Under the omnibus plan, we grant stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. Options generally vest and become exercisable ratably over a five-year period. Beginning with the annual grant in May 2009, options granted have an eight-year life. Prior to this grant, options were granted with a 10-year life. The related compensation expense is recognized over the requisite service period. In most instances, the requisite service period and vesting period will be the same. For participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75, the requisite service period is deemed to be met and options are immediately expensed on the date of grant. For participants who will become retirement eligible during the vesting period, the requisite service period over which expense is recognized is the period between the grant date and the attainment of retirement eligibility. Shares issued upon option exercise are newly issued shares.

Shares issued may be less than the number of shares actually exercised, as our plan allows participants to swap shares to cover the option exercise price and taxes due upon option exercise. Shares swapped are valued at the closing stock price on the date of option exercise. In these instances, the actual number of shares issued will be less than the options exercised and can result in a decrease to shareholders' equity. Specifically, when options are exercised with significant intrinsic value (i.e. market value in excess of exercise price) and the exercise is facilitated via a stock swap, amounts withheld for taxes result in a decrease in shareholders' equity. During 2008, the aggregate intrinsic value of options exercised was $16.6 million. A majority of these options were exercised via stock swaps with taxes withheld at the statutory minimum rate. As shown in the consolidated statements of shareholders' equity, the exercise of options in 2008 resulted in a decrease to paid-in-capital, as the taxes withheld pursuant to swaps exceeded amounts paid in for options that were exercised using cash. This was not the case in 2009 as the intrinsic value of the options exercised was not as significant ($2.0 million). Therefore, the exercise of options in 2009 resulted in an increase to paid-in-capital.

The following tables summarize option activity in 2009, 2008 and 2007:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2009	1,429,128	$43.35		
Options granted	261,000	$47.97		
Options exercised	(82,415)	$28.87		$1,961
Options cancelled/forfeited	(23,910)	$51.82		
Outstanding options at December 31, 2009	1,583,803	$44.73	5.99	$13,487
Exercisable options at December 31, 2009	906,172	$40.17	4.78	$11,850

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2008	1,605,252	$36.34		
Options granted	267,000	$51.03		
Options exercised	(439,404)	$22.37		$16,616
Options cancelled/forfeited	(3,720)	$50.04		
Outstanding options at December 31, 2008	1,429,128	$43.35	6.46	$23,999
Exercisable options at December 31, 2008	853,367	$37.12	5.07	$19,645

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2007	1,632,019	$31.30		
Options granted	241,300	$56.15		
Options exercised	(261,527)	$22.76		$9,255
Options cancelled/forfeited	(6,540)	$49.83		
Outstanding options at December 31, 2007	1,605,252	$36.34	5.84	$32,822
Exercisable options at December 31, 2007	1,206,951	$30.57	4.81	$31,642

The majority of our options are granted annually at our regular board meeting in May. In 2009, 261,000 options were granted with an average exercise price of $47.97 and an average fair value of $11.40. Of these grants, 211,050 were granted at the board meeting in May with a calculated fair value of $10.82. We recognized $2.9 million of expense during 2009 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $1.0 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $4.1 million, which will be recognized over the remainder of the vesting period.

In 2008, 267,000 options were granted with an average exercise price of $51.03 and an average fair value of $13.01. Of these grants, 218,000 were granted at the board meeting in May with a calculated fair value of $12.38. We recognized $2.6 million of expense during 2008 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $0.9 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $4.3 million, which will be recognized over the remainder of the vesting period.

In 2007, 241,300 options were granted with an average exercise price of $56.15 and an average fair value of $15.15. Of these grants, 202,600 were granted at the board meeting in May with a calculated fair value of $15.11. We recognized $1.8 million of expense during 2007 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $0.6 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $3.5 million, which will be recognized over the remainder of the vesting period.

The fair value of options were estimated using a Black-Scholes based option pricing model with the following weighted-average grant-date assumptions and weighted average fair values as of December 31:

	2009	2008	2007
Weighted-average fair value of grants	$11.40	$13.01	$15.15
Risk-free interest rates	2.10%	3.29%	4.56%
Dividend yield	1.61%	1.53%	1.47%
Expected volatility	26.19%	24.01%	21.78%
Expected option life	5.73 years	6.40 years	6.95 years

The risk-free rate is determined based on U.S. treasury yields that most closely approximate the option's expected life. The dividend yield is calculated based on the average annualized dividends paid during the most recent five-year period. The expected volatility is calculated based on the mean reversion of RLI's stock. In previous years, it was calculated by computing the weighted average of the most recent one-year volatility, the most recent volatility based on expected life and the median of the rolling volatilities based on the expected life of RLI stock. The expected option life is determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year's grant.

During 2004, the shareholders approved the Non-Employee Directors' Stock Plan (stock plan). An aggregate of 200,000 shares of common stock is reserved under the stock plan. The stock plan is designed to provide compensation to each non-employee director in the form of a stock grant at the time of such director's election or appointment to the board of directors, and future stock grants based on continued service as a director. In conjunction with the shareholders' approval of the omnibus plan in May 2005, no further awards will be issued under the stock plan. Awards to outside directors will be made under the omnibus plan.

Total shares granted to outside directors under the omnibus plan were 4,852 in 2009, 4,700 in 2008 and 2,949 in 2007. Shares were granted at an average share price of $51.83 in 2009, $53.83 in 2008 and $57.51 in 2007. We recognized $0.3 million of expense relating to grants in 2009, compared to $0.3 million in 2008 and $0.2 million in 2007.

POST-RETIREMENT BENEFITS OTHER THAN PENSION

In 2002, we began offering certain eligible employees post-employment medical coverage. Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will become eligible for this benefit. The COBRA rate established for participating employees has historically covered the cost of providing this coverage.

9. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

Our insurance subsidiaries maintain their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities that vary in certain respects from GAAP. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory nonadmitted assets and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed maturities.

Year-end statutory surplus presented in the table below includes $26.0 million of RLI stock (cost basis of $64.6 million) held by Mt. Hawley Insurance Company. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our consolidated financial statements.

The following table includes selected information for our insurance subsidiaries for the year ending and as of December 31:

(in thousands)	2009	2008	2007
Consolidated net income, statutory basis	$116,332	$ 74,478	$177,307
Consolidated surplus, statutory basis	$784,161	$678,041	$752,004

Dividend payments to us from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the regulatory authorities of Illinois. The maximum dividend distribution in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Stand-alone net income for RLI Ins. was $28.9 million for 2009. Therefore, the maximum dividend distribution that can be paid by RLI Ins. during 2010 without prior approval is $78.4 million which represents 10 percent of RLI Ins.'s policyholder surplus at December 31, 2009. The 12-month rolling limitation for 2009, based on the above criteria, was $67.8 million. In 2009, total cash dividends of $40.0 million were paid by RLI Ins. These dividends were paid to provide additional capital to RLI Corp. and used for the share repurchase plan, shareholder dividends, interest on senior notes and general corporate expenses. In 2008, total cash dividends of $70.0 million were paid by RLI Ins.

10. COMMITMENTS AND CONTINGENT LIABILITIES

We are party to numerous claims and losses that arise in the normal course of our business. Many of such claims or losses involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows. We are also involved in various other legal proceedings and litigation unrelated to our insurance business that arise in the ordinary course of business operations. Management believes that any liabilities that may arise as a result of these legal matters will not have a material adverse effect on our financial condition or operating results.

We have capital lease obligations for leased computers and operating lease obligations for regional office facilities. These leases expire in various years through 2018. Expense associated with these leases totaled $4.1 million in 2009, $3.9 million in 2008 and $3.7 million in 2007. Minimum future rental payments under noncancellable leases are as follows:

(in thousands)	
2010	$ 2,785
2011	3,146
2012	2,950
2013	1,995
2014	1,700
2015-2018	3,124
Total minimum future rental payments	$15,700

11. OPERATING SEGMENT INFORMATION

The following table summarizes our segment data based on the internal structure and reporting of information as it is used by management.

The segments of our insurance operations include casualty, property and surety. The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, multi-peril program business and other specialty coverage, such as our professional liability for architects and engineers. In addition, we provide employers' indemnity and in-home business owner's coverage. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment primarily includes commercial fire, earthquake, difference in conditions, marine, facultative reinsurance and, in the state of Hawaii, select personal lines policies. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by limiting the total policy limits written in a particular region, by purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates of the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small-to-large commercial and small contract surety coverages, as well as those for the energy (plugging and abandonment of oil wells), petrochemical and refining industries. We offer miscellaneous bonds, including license and permit, notary and court bonds. We also offer fidelity and crime coverage for commercial insureds and select financial institutions. Often, our surety coverages involve a statutory requirement for bonds. While these bonds have maintained a relatively low loss ratio, losses may fluctuate due to adverse economic conditions that may affect the financial viability of an insured. The contract surety marketplace guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to adverse economic conditions or the deterioration of a contractor's financial condition. As such, this line has historically produced marginally higher loss ratios than other surety lines.

Net investment income is the by-product of the interest and dividend income streams from our investments in fixed income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings represent our share in Maui Jim earnings. We own approximately 40 percent of Maui Jim, which operates in the sunglass and optical goods industries; Maui Jim is privately held.

The following table provides financial data used by management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various support departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule.

REVENUES

(in thousands)	2009	2008	2007
Casualty	$265,021	$313,481	$343,402
Property	155,303	146,863	138,367
Surety	71,637	68,420	62,709
Segment totals before income taxes	$491,961	$528,764	$544,478
Net investment income	67,346	78,986	78,901
Net realized gains (losses)	(12,755)	(46,738)	28,966
Total	$546,552	$561,012	$652,345

DEPRECIATION AND AMORTIZATION

(in thousands)	2009	2008	2007
Casualty	$1,417	$1,648	$1,825
Property	836	872	891
Surety	560	604	588
Segment totals before income taxes	$2,813	$3,124	$3,304

NET EARNINGS (LOSSES)

(in thousands)	2009	2008	2007
Casualty	$ 51,488	$ 46,507	$101,863
Property	23,261	15,813	30,569
Surety	12,036	20,743	23,333
Net Underwriting Income	$ 86,785	$ 83,063	$155,765
Net investment income	67,346	78,986	78,901
Realized gains (losses)	(12,755)	(46,738)	28,966
General corporate expense and interest on debt	(13,991)	(13,557)	(16,471)
Equity in earnings of unconsolidated investees	5,052	4,844	7,315
Total earnings before income taxes	$132,437	$106,598	$254,476
Income taxes	38,592	27,922	78,609
Total	$ 93,845	$ 78,676	$175,867

The following table further summarizes revenues by major product type within each segment:

(in thousands)	2009	2008	2007
CASUALTY			
General liability	$115,439	$140,891	$167,876
Commercial and personal umbrella	62,388	65,091	66,281
Commercial transportation	42,185	46,710	49,119
Specialty program business	21,577	38,340	38,510
Executive products	15,553	13,846	12,029
Other	7,879	8,603	9,587
Total	$265,021	$313,481	$343,402
PROPERTY			
Commercial property	$ 81,828	$ 85,271	$ 92,634
Marine	52,470	48,166	32,868
Other property	21,005	13,426	12,865
Total	$155,303	$146,863	$138,367
SURETY	$ 71,637	$ 68,420	$ 62,709
Grand total	$491,961	$528,764	$544,478

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2009					
Net premiums earned	$125,682	$122,492	$122,736	$121,051	$491,961
Net investment income	17,703	16,496	16,295	16,852	67,346
Net realized investment gains (losses)	(33,528)	5,754	6,985	8,034	(12,755)
Earnings (loss) before income taxes	(2,381)	46,503	43,663	44,652	132,437
Net earnings (loss)	(1,816)	34,080	31,019	30,562	93,845
Basic earnings (loss) per share[1]	$(0.08)	$1.58	$1.43	$1.42	$4.35
Diluted earnings (loss) per share[1]	$(0.08)	$1.57	$1.42	$1.41	$4.32
2008					
Net premiums earned	$135,965	$132,295	$130,850	$129,654	$528,764
Net investment income	19,258	19,605	19,844	20,279	78,986
Net realized investment gains (losses)	3,741	8,075	(24,212)	(34,342)	(46,738)
Earnings before income taxes	35,961	57,121	7,696	5,820	106,598
Net earnings	25,459	38,650	8,586	5,981	78,676
Basic earnings per share[1]	$1.16	$1.80	$0.40	$0.28	$3.65
Diluted earnings per share[1]	$1.14	$1.77	$0.40	$0.28	$3.60

[1] Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of earnings and comprehensive earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Chicago, Illinois
February 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited RLI Corp. and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of earnings and comprehensive earnings, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2009, and our report dated February 24, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chicago, Illinois
February 24, 2010

STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

The management of RLI Corp. and Subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

Management has established and maintains internal control throughout its operations that is designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. Internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Management considers the recommendations of its internal auditor and independent registered public accounting firm concerning the Company's internal control and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented.

The accompanying financial statements have been audited by KPMG LLP (KPMG), an independent registered public accounting firm selected by the audit committee and approved by the shareholders. Management has made available to KPMG all of the Company's financial records and related data, including minutes of directors' meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

The audit committee is comprised of four independent directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent registered public accounting firm and the internal auditor have ready access to the audit committee.



Jonathan E. Michael
President, CEO



Joseph E. Dondanville, CPA
Senior Vice President, CFO

REPORT ON CONTROLS AND PROCEDURES

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our internal control over financial reporting as of December 31, 2009 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.



Jonathan E. Michael
President, CEO



Joseph E. Dondanville, CPA
Senior Vice President, CFO

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2009.

(amounts in thousands, except per share data)		2009	2008	2007	2006	2005
OPERATING RESULTS						
Gross premiums written [1]	$	**631,200**	681,169	739,334	799,013	756,012
Consolidated revenue	$	**546,552**	561,012	652,345	632,708	569,302
Net earnings	$	**93,845**	78,676	175,867	134,639	107,134
Comprehensive earnings (loss)[2]	$	**156,126**	(1,895)	166,423	156,999	83,902
Net cash provided from operating activities	$	**127,759**	161,334	127,023	171,775	198,027
FINANCIAL CONDITION						
Total investments	$	**1,852,502**	1,658,828	1,839,777	1,828,241	1,697,791
Total assets	$	**2,538,653**	2,419,401	2,626,523	2,771,296	2,735,870
Unpaid losses and settlement expenses	$	**1,146,460**	1,159,311	1,192,178	1,318,777	1,331,866
Total debt	$	**100,000**	100,000	127,975	100,000	115,541
Total shareholders' equity	$	**832,250**	708,154	774,422	756,520	692,941
Statutory surplus[3]	$	**784,161**	678,041	752,004	746,905	690,547
SHARE INFORMATION						
Net earnings per share:						
Basic	$	**4.35**	3.65	7.46	5.40	4.21
Diluted	$	**4.32**	3.60	7.30	5.27	4.07
Comprehensive earnings (loss) per share:[2]						
Basic	$	**7.24**	(0.09)	7.06	6.30	3.30
Diluted	$	**7.18**	(0.09)	6.91	6.14	3.19
Cash dividends declared per share	$	**1.08**	0.99	0.87	0.75	0.63
Book value per share	$	**39.14**	32.98	34.95	31.17	27.12
Closing stock price	$	**53.25**	61.16	56.79	56.42	49.87
Stock split						
Weighted average shares outstanding:[4][7]						
Basic		**21,562**	21,540	23,574	24,918	25,459
Diluted		**21,731**	21,848	24,085	25,571	26,324
Common shares outstanding		**21,265**	21,474	22,155	24,273	25,551
OTHER NON-GAAP FINANCIAL INFORMATION[1]						
Net premiums written to statutory surplus[3]		**60%**	76%	72%	74%	72%
GAAP combined ratio[5]		**82.3**	84.2	71.4	84.1	86.0
Statutory combined ratio[3][5]		**83.9**	85.7	73.3	84.0	86.7

2004	2003	2002	2001	2000	1999
752,588	742,477	707,453	511,985	437,867	339,575
578,800	519,886	382,153	309,354	263,496	225,756
73,036	71,291	35,852	31,047	28,693	31,451
81,354	97,693	13,673	11,373	42,042	20,880
188,962	191,019	161,971	77,874	53,118	58,361
1,569,718	1,333,360	1,000,027	793,542	756,111	691,244
2,468,775	2,134,364	1,719,327	1,390,970	1,281,323	1,170,363
1,132,599	903,441	732,838	604,505	539,750	520,494
146,839	147,560[6]	54,356	77,239	78,763	78,397
623,661	554,134	456,555[4]	335,432	326,654	293,069
605,967[6]	546,586[6]	401,269[4]	289,997	309,945	286,247
2.90	2.84	1.80	1.58	1.46	1.55
2.80	2.76	1.75	1.55	1.44	1.54
3.23	3.89	0.69	0.58	2.14	1.03
3.12	3.78	0.67	0.57	2.11	1.02
0.51	0.40	0.35	0.32	0.30	0.28
24.64	22.02	18.50[4]	16.92	16.66	14.84
41.57	37.46	27.90	22.50	22.35	17.00
		200%[7]			
25,223	25,120	19,937	19,630	19,634	20,248
26,093	25,846	20,512	20,004	19,891	20,444
25,316	25,165	24,681	19,826	19,608	19,746
84%	87%	103%	109%	84%	79%
92.2	92.0	95.6	97.2	94.8	91.2
93.8	93.1	92.4	95.8	95.8	90.1

[1] See page 7 for information regarding non-GAAP financial measures.

[2] See note 1.Q to the consolidated financial statements.

[3] Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

[4] On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

[5] The GAAP and statutory combined ratios are impacted by favorable development on prior accident years' loss reserves. See note 6 for further discussion.

[6] On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million. Of the proceeds, capital contributions were made in 2003 and 2004 to our insurance subsidiaries to increase their statutory surplus in the amounts of $50.0 million and $15.0 million, respectively. Remaining funds were retained at the holding company.

[7] On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

COMPANY LEADERS



EXECUTIVE TEAM

(left to right, top to bottom)

Todd W. Bryant, CPA, CPCU: Vice President, Controller (1, 2, 3, 4) · Industry experience: 16 years · Joined RLI in 1993 · Prior positions include: chief accountant and AVP financial reporting. Promoted to current position in 2009.

Seth A. Davis, CFA, CIA, CPCU: Vice President, Internal Audit (2, 3, 4) · Industry experience: 14 years · Joined RLI in 2004 · Prior position: manager, internal audit. Promoted to current position in 2005.

Carol J. Denzer: Vice President, Chief Information Officer (2, 3, 4) · Industry experience: 24 years · Joined RLI in 1987 · Prior positions include: accounting and reinsurance, AVP and VP of reinsurance and catastrophe management. Promoted to current position in 2006.

Joseph E. Dondanville, CPA: Sr. Vice President, CFO (1, 2, 3, 4) · Industry experience: 32 years · Joined RLI in 1984 · Prior positions include: chief accountant, controller and VP. Promoted to current position in 2002. Also serves as director of Maui Jim, Inc.

Donald J. Driscoll: Vice President, Claim (2, 3, 4) · Industry experience: 24 years · Joined RLI in 1996 · Prior positions include: director of coverage and casualty claims and AVP. Promoted to current position in 2000.

Jeffrey D. Fick: Vice President, Human Resources (1, 2, 3, 4) · Industry experience: 5 years · Joined RLI in 2005 in current position.

Aaron H. Jacoby: Vice President, Corporate Development (1, 2, 3, 4) · Industry experience: 8 years · Joined RLI in 2001 · Prior position: director of corporate development. Promoted to current position in 2004.

Daniel O. Kennedy: Vice President, General Counsel (1, 2, 3, 4), Corporate Secretary (1) · Industry experience: 4 years · Joined RLI in 2006 in current position.

Craig W. Kliethermes, FCAS, MAAA, CPCU: Sr. Vice President, Risk Services (2, 3, 4) · Industry experience: 25 years · Joined RLI in 2006 · Prior position: VP of actuarial and risk services. Promoted to current position in 2009.

Jonathan E. Michael: President & CEO (1), Chairman & CEO (2, 3, 4) · Industry experience: 33 years · Joined RLI in 1982 · Prior positions include: controller, vice president of finance and CFO, executive vice president, president and CEO/COO of principal insurance subsidiaries.

John E. Robison: Treasurer, Chief Investment Officer (1, 2, 3, 4) · Industry experience: 19 years · Joined RLI in 2004 as Treasurer; CIO title added in 2009.

Michael J. Stone: President & COO (2, 3, 4) · Industry experience: 40 years · Joined RLI in 1996 · Prior positions include: vice president, claim; senior VP and executive VP. Promoted to current position in 2002.

1: RLI Corp.
2: RLI Insurance Company
3: Mt. Hawley Insurance Company
4: RLI Indemnity Company

BOARD OF DIRECTORS

Kaj Ahlmann (4, 5): Director since 2009 · Global head, strategic services and chairman of the advisory board for Deutsche Bank. Former chairman, president and CEO of Employers Reinsurance Corporation, a division of GE. Director for Cyrus Re, the American Institute for Chartered Property Casualty Underwriters, and the University Board of Six Sigma Academy.

Barbara R. Allen (1, 5): Director since 2006 · Retired president of Proactive Partners. Former executive management and marketing leader with Quaker Oats Co. Former director for Lance, Inc., Maytag Corporation, Tyson Foods Inc., Converse Inc., Chart House Enterprises, Inc., and Coty.

John T. Baily (2, 3): Director since 2003 · Retired National Insurance Industry chairman and partner for Coopers & Lybrand LLP, now PricewaterhouseCoopers. President of Swiss Re Capital Partners 1999-2002. Current director of Endurance Specialty Holdings, Ltd., NYMAGIC, Inc., and Albright College.

Richard H. Blum (1, 5): Director since 2000 · Previously chairman of AXIS Specialty U.S. Holdings, Inc. (Feb. 2002-Jan. 2006). Was senior advisor to Marsh & McLennan Companies, Inc. (MMC), a professional services firm in risk and insurance services, investment management, and consulting. Former director of MMC, vice chairman of J&H Marsh & McLennan, and chairman and CEO of Guy Carpenter & Company, Inc.

Jordan W. Graham (4, 5): Director since 2004 · Managing director, North American business development with a division of Citigroup's corporate and investment bank. Former vice president of Cisco Systems, Inc.'s Services Industry Consulting, providing executive advisory and strategy consulting to insurance and financial services industries. Former director of Securitas Capital, LLC, which invested in insurance and risk related ventures. Current director of Technology Credit Union and ColdSpark, Inc.

Gerald I Lenrow, Esq. (2, 3): Director since 1993 · Former consultant to General Reinsurance Corp., a partner in Coopers & Lybrand LLP, now PricewaterhouseCoopers. In private law practice, providing consultation services to members of the insurance industry since 1999, Well-known authority on insurance, widely published, has spoken before several industry groups.

Charles M. Linke (3, 4): Director since 2003 · Professor Emeritus of finance at the University of Illinois (Urbana-Champaign). CEO of Economics, Et Cetera, Inc., a financial economics consulting firm.

F. Lynn McPheeters (2, 3, 5): Director since 2000 · Retired as vice president and CFO of Caterpillar Inc. in 2005. Held various finance positions, including corporate treasurer, before becoming a Caterpillar vice president in 1998. Member of the Southern Illinois University College of Business and Administration's External Advisory Board, the Southern Illinois University Foundation Board, and Director for Microlution, Inc., and Crosslink USA.

Jonathan E. Michael (4, 5): Director since 1997 · President and CEO of RLI Corp. and chairman and CEO of its principal subsidiaries, member of Property Casualty Insurers Association of America board of governors, and director of Maui Jim, Inc.

Gerald D. Stephens, CPCU (4): Director since 1965 · Chairman of the board since 2001. Company founder, former president and CEO of RLI Corp. Director for the American Institute of CPCU. Serves as chairman of the board of Maui Jim, Inc. Former president of the National Society of CPCU.

Robert O. Viets, JD, CPA (1, 2): Director since 1993 · President of ROV Consultants, LLC. Retired president and CEO of CILCORP Inc., a holding company whose principal subsidiary was a utility company. Director for Patriot Coal Corp. Former chair of the Bradley University board of trustees.

1: Executive Resources Committee
2: Audit Committee
3: Nominating/Corporate Governance Committee
4: Finance and Investment Committee
5: Strategy Committee

FIELD OFFICERS

CASUALTY

David A. Dunn: President, RLI Transportation (Atlanta, Ga.) · Industry experience: 33 years

A. Quentin Orza II: Vice President, Executive Products Group (Summit, N.J.) · Industry experience: 33 years

Richard W. Quehl: Vice President, RLI Specialty Markets, Personal & Commercial Lines (Peoria, Ill.) · Industry experience: 40 years

Paul J. Simoneau: Vice President, Casualty Brokerage (Glastonbury, Conn.) · Industry experience: 32 years

Leonard Waldhauser IV: Vice President, RLI Design Professionals (Philadelphia, Pa.) · Industry experience: 16 years

PROPERTY

Kevin Brawley, CPCU, ARM, AMIM: President, RLI Re (Stamford, Conn.) · Industry experience: 32 years

Kevin McDonough: Vice President, West Coast Property (Los Angeles, Calif.) · Industry experience: 28 years

Robert J. Schauer: President, RLI Marine (New York, N.Y.) · Industry experience: 22 years

Jeffrey S. Wefer: Senior Vice President, E&S Property (Chicago, Ill.) · Industry experience: 38 years

SURETY

Michael D. Beranek: Vice President, RLI Fidelity (New York, N.Y.) · Industry experience: 18 years

Roy C. Die: Vice President, Surety (Houston, Texas) · Industry experience: 22 years

David C. Sandoz: Vice President, Surety (Peoria, Ill.) · Industry experience: 33 years

CLAIMS

Brian Casey: VP and Claim Counsel (Greensboro, Ga.) · Industry experience: 25 years

INVESTOR INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 6, 2010, at our offices at 9025 N. Lindbergh Drive, Peoria, Ill.

TRADING AND DIVIDEND INFORMATION

	Closing Stock Price			Dividends
2009	High	Low	Ending	Declared
1st Quarter	**$61.17**	**$43.13**	**$50.20**	**$0.26**
2nd Quarter	**53.14**	**44.35**	**44.80**	**0.27**
3rd Quarter	**54.08**	**44.25**	**52.78**	**0.27**
4th Quarter	**54.90**	**49.67**	**53.25**	**0.28**

	Closing Stock Price			Dividends
2008	High	Low	Ending	Declared
1st Quarter	$56.68	$48.48	$49.57	$.23
2nd Quarter	54.03	46.93	49.47	.25
3rd Quarter	66.61	44.64	62.09	.25
4th Quarter	62.38	46.71	61.16	.26

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid and increased dividends for 34 consecutive years.

STOCK OWNERSHIP

December 31, 2009	Shares	%
Insiders	**2,057,875**	**9.7**
ESOP	**1,492,203**	**7.0**
Institutions & other public	**17,714,645**	**83.3**
Total outstanding	**21,264,723**	**100.0**

SHAREHOLDER INQUIRIES

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar:

Wells Fargo Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716 or (651) 450-4064
Fax: (651) 450-4033
Email: stocktransfer@wellsfargo.com

DIVIDEND REINVESTMENT PLANS

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2009 annual report; 2010 proxy statement; 2009 annual report on form 10-K; code of conduct, corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
Standard & Poor's:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company
Moody's:	A2 (Good)	RLI Insurance Company
	A2 (Good)	Mt. Hawley Insurance Company
	A2 (Good)	RLI Indemnity Company

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact John Robison, treasurer and chief investment officer, at (309) 693-5846 or at john.robison@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

GLOSSARY

ADMITTED COMPANY
An insurer domiciled in one state licensed to do business in one or more other states.

COMBINED RATIO (GAAP)
A common measurement of underwriting profit (less than 100) or loss (more than 100). The sum of the expense and the loss ratios, which are based on premiums earned.

COMBINED RATIO (STATUTORY)
The same as a GAAP combined ratio, except in calculating the expense ratio, the denominator used is net premiums written instead of net premiums earned.

COMPREHENSIVE EARNINGS
The sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.

COMMERCIAL GENERAL LIABILITY INSURANCE
Liability coverage for all premises and operations, other than personal, for non-excluded general liability hazards.

CONSOLIDATED REVENUE
Net premiums earned plus net investment income and realized gains (losses).

DIFFERENCE IN CONDITIONS (DIC) INSURANCE
Coverage for loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.

EXCESS INSURANCE
A policy or bond covering against certain hazards, only in excess of a stated amount.

EXPENSE RATIO
The percentage of the premium used to pay all the costs of acquiring, writing and servicing business.

FIRE INSURANCE
Property insurance on which the predominant peril is fire, but generally includes wind and other lines.

GAAP
Generally accepted accounting principles.

HARD/FIRM MARKET
When the insurance industry has limited capacity available to handle the amount of business written, creating a seller's market, driving insurance prices upward.

INLAND MARINE INSURANCE
Property coverage for perils arising from transportation of goods or covering types of property that are mobile, and other hazards.

LOSS RATIO
The percentage of premium used to pay for losses incurred.

MARKET CAP
Short for market capitalization. The value of a company as determined by the market. Multiply the share price by the number of outstanding shares. Can change daily.

MARKET VALUE POTENTIAL (MVP)
An RLI incentive plan covering all employees that requires we first generate a return in excess of our cost of capital, aligning our interests with those of shareholders.

PROFESSIONAL LIABILITY INSURANCE
Insures against claims for damages due to professional misconduct or lack of ordinary care in the performance of a service.

REINSURER/REINSURANCE
A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.

RESERVES
Funds set aside by an insurer for meeting estimated obligations when due. Periodically readjusted.

SOFT MARKET
When the insurance industry has excess capacity to handle the amount of business written, creating a buyer's market, lowering insurance prices overall.

STANDARD LINES VS. SPECIALTY LINES
Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing are in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

SURETY BOND
Provides for compensation if specific acts are not performed within a stated period.

SURPLUS LINES COMPANY
In most states, an insurer not licensed to do business in that state, but which may sell insurance in the state if admitted insurers decline to write a risk.

TRANSPORTATION INSURANCE
Coverage for transporting people or goods by land. For RLI, this involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.

UNREALIZED GAINS (LOSSES)
The result of an increase (decrease) in fair value of an asset which is not recognized in the traditional statement of income. The difference between an asset's fair and book values.



9025 NORTH LINDBERGH DRIVE, PEORIA, ILLINOIS 61615-1431

PHONE 309-692-1000 800-331-4929
FAX 309-692-1068 www.rlicorp.com

RLI®
DIFFERENT WORKS